As filed with the Securities and Exchange Commission on February 14, 1997.
                                            Registration No. 333-__________

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM S-1
                          REGISTRATION STATEMENT
                                   UNDER
                        THE SECURITIES ACT OF 1933

                       GULF ISLAND FABRICATION, INC.
          (Exact name of registrant as specified in its charter)

    Louisiana                  3441                 72-1147390
(State or other     (Primary Standard Industrial I.R.S. Employer
 jurisdiction of     Classification Code Number) Identification No.)
 incorporation
                        583 Thompson Road
                     Houma, Louisiana  70363
                         (504) 872-2100
              (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                        Kerry J. Chauvin
              President and Chief Executive Officer
                  Gulf Island Fabrication, Inc.
                        583 Thompson Road
                     Houma, Louisiana 70363
                         (504) 872-2100
        (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           Copies to:
Carl C. Hanemann                                Thomas P. Mason
Jones, Walker, Waechter, Poitevent,          Andrews & Kurth L.L.P.
Carrere & Denegre, L.L.P.                  4200 Texas Commerce Tower
201 St. Charles Avenue                      600 Travis, Suite 4200
New Orleans, Louisiana  70170                Houston, Texas  77002
 (504) 582-8000                                 (713) 220-4200

                       __________________________

       Approximate date of commencement of proposed sale to the public:
 As  soon  as  practicable  after  this  Registration  Statement becomes effective.
                       __________________________

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                           CALCULATION OF REGISTRATION FEE
=================================================================================================
  Title of each class of                      Proposed      Proposed
     securities to be        Amount to be   maximum price  maximum aggregate       Amount of
        registered          registered<F1>   per share<F2>  offering price<F2>  registration fee
_________________________________________________________________________________________________
Common Stock, no par
  value per share            2,300,000 Shares $ 16.00        $ 36,800,000        $ 11,152
=================================================================================================

<F1>    Includes  300,000  shares  which  the  Underwriters have  the  option  to purchase to cover over-allotments.
<F2>   Estimated solely for the purpose of calculating the registration fee.

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

               Photograph 1:  Aerial view of the Company's main and west yards.

               Photograph 2:  Platform fabricated at the Company's facilities.

               Photograph 3:  Large jacket in the construction process.

               Photograph 4:  Deck under construction at Company's facility.

               Photograph 5:  Artist's rendition of a tension leg platform.


                               ________________


      IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH
THE SECURITIES AND EXCHANGE COMMISSION.  THESE SECURITIES MAY NOT BE SOLD
NOR MAY OFFCERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION
STATEMENT BECOMES EFFECTIVE.  THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER
TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                Subject to Completion, Dated February 14, 1997

                           2,000,000 Shares

[Logo]               GULF ISLAND FABRICATION, INC.

                            Common Stock

            All of the shares of common stock, no par value per share (the "Common Stock"), of Gulf Island Fabrication, Inc. ("Gulf Island" or the "Company") offered hereby are being sold by the Company. Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share will be between $________ and $________. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

            Application has been made to list the Common Stock on the Nasdaq National Market under the symbol "GIFI."

          See "Risk Factors" beginning on page ____ for a discussion of certain factors that should be considered in connection with an investment in the Common Stock offered hereby.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                         IS A CRIMINAL OFFENSE.

===========================================================================
                                     Price     Underwriting Proceeds to
                                   to Public   Discount<F1>  Company<F2>
___________________________________________________________________________
Per Share                          $            $            $
___________________________________________________________________________
Total<F3>                          $            $            $
===========================================================================

<F1>      The Company has agreed to  indemnify  the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
<F2>      Before deducting expenses payable by the Company estimated  at
          $__________.
<F3>      The  Company has granted to the several Underwriters an option for 30 days to purchase up to an additional 300,000 shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discount and Proceeds to Company will be $_____, $_____ and $_____, respectively. See "Underwriting."



          The  shares  of  Common  Stock  are  offered  by  the  several
Underwriters,  subject  to  prior  sale, when, as and if issued  to  and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made on or about ________________, 1997.
                             ____________________


         MORGAN KEEGAN & COMPANY, INC.

                             RAYMOND JAMES & ASSOCIATES, INC.

                                             JOHNSON RICE & COMPANY L.L.C.



                The date of this Prospectus is _______, 1997.

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto included elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Certain technical terms are defined in the "Glossary of Certain Technical Terms" appearing immediately before the Index to Financial Statements. As used herein, unless the context requires otherwise, the "Company" refers to Gulf Island Fabrication, Inc., its predecessor and subsidiaries.

                                  The Company

      Gulf Island is a leading fabricator of offshore drilling and production platforms and other specialized structures used in the development and production of offshore oil and gas reserves. Structures and equipment fabricated by the Company include jackets and deck sections of fixed production platforms, hull and deck sections of floating production platforms (such as tension-leg platforms), piles, wellhead protectors, subsea templates and various production, compressor and utility modules. The Company believes it is one of only three domestic companies capable of fabricating offshore production platforms for installation in water depths greater than 300 feet. The Company's focus on controlling costs and providing high quality, reliable products and services has enabled it to be profitable for each year since 1988.

      Demand for the Company's products and services are primarily a function of the level of offshore oil and gas activity in the U.S. Gulf of Mexico (the "Gulf of Mexico") and, to a lesser extent, offshore areas in West Africa and Latin America. Over the past four years, improvements in seismic and drilling technology, production techniques and oil and gas prices have resulted in more intensive drilling activity in and around mature oil and gas fields located in shallow water areas as well as increased exploration of deepwater areas of the Gulf of Mexico. The number of active drilling rigs in the Gulf of Mexico increased from less than 60 in May of 1992 to more than 150 at the end of 1996.

      Due to the time required to drill an exploratory offshore well, formulate a comprehensive development plan and design a drilling and production platform, the fabrication and installation of such platforms usually lag exploratory drilling by one to three years. As a result, the higher levels of drilling activity in the Gulf of Mexico have only recently impacted the demand for the Company's products. The Company's revenue, cash flow and backlog improved moderately in 1995, but improved significantly in 1996. Revenue in 1996 increased 24% to $79.0 million, and earnings before interest, taxes, depreciation and amortization ("EBITDA") increased 172% to $9.3 million, in each case as compared to 1995. The Company's backlog at December 31, 1996 was $87.1 million as compared to $22.0 million at the end of 1995. At March 1, 1997, the Company's backlog was $____ million.

      The Company was founded in 1985 by a group of investors including Alden J. Laborde and Huey J. Wilson and began operations at its main fabrication yard on the Houma Navigation Canal in southern Louisiana, approximately 30 miles from the Gulf of Mexico. The Company's facilities are located on 577 acres, of which 230 acres are currently developed for fabrication activities with 347 acres available for expansion. These facilities allow the Company to build jackets for fixed production platforms for use in water depths up to 800 feet and in certain cases, depending on the design and weight of the jacket, for use in water depths greater than 800 feet. The Company is capable of constructing deck sections for fixed or floating production platforms for use in unlimited water depths. In addition, the Company is able to build certain hull sections of tension-leg platforms, typically for use in water depths greater than 1,000 feet.

                        Acquisition of Dolphin Services

      On January 2, 1997, the Company completed the acquisition of Dolphin Services, Inc. and related companies ("Dolphin Services") for approximately $5.9 million (the "Dolphin Acquisition"). Dolphin Services performs offshore and inshore fabrication and other construction services for the oil and gas industry in the Gulf of Mexico and generated $27.0 million in revenue and $2.7 million in EBITDA for
the year ended December  31,  1996.   Dolphin Services'  facility   is
located a quarter of a mile from the Company's main yard. Management believes that the Dolphin Acquisition allows for more efficient use of both companies' facilities, equipment and personnel. With the addition of the 360 employees of Dolphin Services, the Company's combined workforce is currently approximately 930 employees. The acquisition provides an entrance for the Company into new market segments, in particular offshore interconnect piping hook-up, inshore marine construction and steel warehousing and sales, which allows the Company to provide a more integrated array of services to its customers.

                                Growth Strategy

      The Company's growth strategy is to capitalize on the positive trends and opportunities in the marine fabrication and construction industry. Key elements of this strategy are to:

* Increase Production Capacity. In order to capitalize on the increased demand for its fabrication services, the Company is taking actions to increase the production capacity of its fabrication yards by (i) purchasing additional equipment, (ii) upgrading its existing buildings and equipment and (iii) increasing the size and capability of its workforce. In 1996, the Company spent approximately $5.9 million to purchase equipment and modify its fabrication yards in order to increase capacity and improve productivity. The Company anticipates that it will spend approximately $15 million during 1997 and 1998 for additional capital improvements to its fabrication yards. During 1996, prior to the Dolphin Acquisition, the Company increased its workforce by approximately 80 production employees and has recently expanded programs to attract additional workers.

* Maintain a Low Cost Structure. The Company believes it is a low-cost fabricator of offshore structures due to its state-of-the-art production techniques, skilled and motivated workforce, efficient management and low overhead costs. The Company plans to continue to emphasize cost savings while providing high quality products and reliable services to its customers.

* Acquire Related Businesses. The Dolphin Acquisition significantly increases the Company's revenue, cash flow and number of employees and broadens the Company's product and service offerings. Management believes that there are additional opportunities to acquire companies that have related or complementary products or services to those currently provided by the Company. Immediately after the Offering, the Company will be substantially free of debt, and management believes that its capital structure will enable it to pursue such opportunities as they arise.

* Pursue Additional International Opportunities. There are significant opportunities to supply platforms outside the Gulf of Mexico. Over the past five years, approximately 25% of the Company's revenue was derived from the fabrication of structures exported to foreign destinations, including offshore West Africa and Latin America. Many of the Company's customers who operate in the Gulf of Mexico also have extensive operations in international areas. Management believes that its established relations with such customers, combined with its recent certification as an ISO 9002 fabricator, will continue to facilitate the Company's development of its international presence. The Company believes that some foreign operators will continue to utilize U.S. fabricators to build platforms for use in foreign markets because of the higher quality and lower costs available from U.S. fabricators, despite additional transportation costs. In the future, the Company may pursue joint venture relationships or other cooperative arrangements in order to increase its participation in fabrication projects in foreign markets.

      The Company is incorporated under the laws of the State of Louisiana and its principal executive offices are located at 583 Thompson Road, Houma, Louisiana 70363, its telephone number is (504) 872-2100, and its mailing address is P.O. Box 310, Houma, Louisiana 70361-0310.

                                  The Offering

Common Stock offered by the Company     2,000,000 shares
Common Stock to be outstanding after
  the Offering                          5,500,000 shares<F1>
Use of Proceeds                         To repay approximately
                                        $27.0 million of indebtedness
                                        expected to be outstanding at
                                        the time of the Offering, a
                                        portion of which (approximately
                                        $15.0 million) will be incurred
                                        to fund a distribution to the
                                        Company's current shareholders in
                                        connection with the termination of
                                        the Company's S Corporation status.
                                        See "Prior S Corporation Status." Any
                                        remaining proceeds will be used for
                                        working capital and general corporate
                                        purposes.  See "Use of Proceeds."
Nasdaq National Market Symbol           GIFI

   <F1> Excludes any shares issuable upon  exercise  of  the Underwriters'
        over-allotment option and 106,500 shares issuable upon exercise of outstanding options. See "Management - Compensation Pursuant to Plans -- Long-Term Incentive Plan."


                                  Risk Factors

      An investment in the Common Stock offered hereby involves a high degree of risk. In particular, prospective investors should be aware of the effect on the Company of the risks presented by the factors listed under "Risk Factors."

                      Summary Financial and Operating Data

      The following table sets forth summary historical financial and operating data as of the dates and for the periods indicated. The historical financial data for each year in the five-year period ended December 31, 1996 are derived from the audited financial statements of the Company. The following table also sets forth pro forma financial information as of and for the period presented that gives effect to significant events, including the Dolphin Acquisition and the termination of the Company's S Corporation status, subsequent to December 31, 1996, as further explained in the notes thereto. The following data should be read in conjunction with "Management's
Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto included elsewhere in this Prospectus.

                                                 Year ended December 31,
                              __________________________________________________________
                                                                              Pro Forma
                                                                             (unaudited)
                               1992       1993      1994     1995      1996   1996<F1>
                              ________   ______   _______  ________   _______ ___________

                                        (In thousands, except per share data)
Income Statement Data:
     Revenue                  $ 51,462 $  65,435 $  60,984 $  63,779 $  79,004 $ 103,007
     Cost of revenue            45,457    60,599    57,519    60,034    68,673    88,843
                              _________ _________ _________ _________ _________ _________
     Gross profit                6,005     4,836     3,465     3,745    10,331    14,164
     General and
       administrative expenses   1,566     1,585     1,567     1,730     2,161     3,813
                              _________ _________ _________ _________ _________ _________
     Operating income            4,439     3,251     1,898     2,015     8,170    10,351
     Net interest expense          208        70       328       430       384       899
     Non-recurring
       compensation charge<F2>       -         -         -         -       500       500
                              _________ _________ _________ _________ _________ _________
     Income before income taxes  4,231     3,181     1,570     1,585     7,286     8,952
     Pro forma provision for
        income taxes<F3>         1,596     1,193       594       602     2,934     3,553<F4>
                              _________ _________ _________ _________ _________ _________
     Pro forma net income<F3> $  2,635  $  1,988  $    976  $    983  $  4,352  $  5,399
                              ========= ========= ========= ========= ========= =========
     Pro forma net income per
         shares<F3>           $    .75  $    .57  $    .28  $    .28  $   1.24  $   1.54
                              ========= ========= ========= ========= ========= =========
     Weighted average common
         shares                  3,500     3,500     3,500     3,500     3,500     3,500
     Supplemental pro forma net
          income per share<F5>                                                  $
                                                                                =========
Other Financial Data:
     Depreciation and
     amortization             $  1,351   $ 1,415   $ 1,370   $ 1,382   $ 1,586  $  2,013
     Capital expenditures     $    445   $   367   $   676   $   992   $ 5,838  $  6,722
     EBITDA<F6>               $  5,790   $ 4,666   $ 3,268   $ 3,397   $ 9,256  $ 11,864
     EBITDA margin<F7>            11.2%      7.1%      5.4%      5.3%     11.7%     11.5%
Operating Data:
     Direct labor hours
     worked<F8>                    878       981     1,037       920     1,074
     Backlog<F9>
           In direct labor hours   457       404       400       427     1,058
           In dollars         $ 27,472   $20,832   $20,740   $22,003   $87,093

Gulf of Mexico Industry Data:
     Drilling rigs under
     contract<F10>                  75       115       129       133       148
     Offshore platforms
     installed<F11>

                                                     As of December 31, 1996
                                    _________________________________________________________
                                                                           (unaudited)
                                                           __________________________________
                                                                               Pro Forma
                                              Historical  Pro Forma<F1><F3>  as Adjusted<F12>
                                             ___________  ______________   _________________
Balance Sheet Data:                                          (In thousands)
      Working capital, excluding current
            maturities of long-term debt     $  11,532       $ 14,637          $
      Property, plant and equipment, net        17,735         21,292
      Total assets                              35,909         46,026
      Debt, including current
            maturities<F13>                      6,187         25,803
      Shareholders' equity                      23,498          9,240
____________________

<F1> Gives effect to the Dolphin Acquisition as if consummated at the end of the period presented for balance sheet data and as of the beginning of the period presented for all other data, and should be read in conjunction with the unaudited pro forma financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

<F2> In  December 1996, the  Company's  principal  shareholders  sold  an aggregate of 49,000 shares of Common Stock to the Company's executive officers at a total purchase price of $350,000. The Company is required to recognize a non-cash expense equal to the difference between the aggregate purchase price for such shares (adjusted for certain distributions with respect to such shares that will be paid in 1997) and the estimated value of such shares at the time of the Offering.

<F3> Gives  pro  forma  effect  to the application of federal  and  state income taxes to the Company as if it were a C Corporation for tax purposes for the periods presented. For all periods presented herein, the Company has operated as an S Corporation for federal and state income tax purposes. Immediately prior to the Offering, the Company's current shareholders intend to make an election terminating the Company's S Corporation status. As a result, the Company will become subject to corporate level income taxation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Pro Forma Results of Operations; Tax Adjustments," and notes 1 and 2 to the Company's financial statements included elsewhere in this Prospectus.

<F4> Includes approximately $619,000 in federal  and  state  income taxes, net of acquisition adjustments, accrued in 1996 by Dolphin Services, which operated as a C corporation until January 1, 1997, at which time it was converted to an S Corporation.

<F5> Calculated  by  dividing  the pro forma net income, increased by the interest expense, net of tax, on the debt incurred to acquire Dolphin Services, by the 3,500,000 weighted average shares, as increased to reflect sufficient additional shares to retire debt incurred to acquire Dolphin Services (________ shares) and to pay the Shareholder Distributions (________ shares). All such additional shares are based on an assumed offering price of $________, net of offering expenses.

<F6> EBITDA (earnings before interest expense, income taxes, depreciation and amortization) is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income, as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity.

<F7> EBITDA margin is calculated by dividing EBITDA by revenue.

<F8> Direct labor hours are hours worked  by  employees directly involved in the production of the Company's products.

<F9> Backlog information is as of December 31 for  each  of  the  periods presented. The Company's backlog is based on management's estimate of the number of direct labor hours required to complete, and the remaining amounts to be invoiced with respect to, those projects on which a customer has authorized the Company to begin work or purchase materials. Backlog at December 31, 1996 included approximately 34,800 direct labor hours and $1.4 million attributable to portions of orders expected to be completed after December 31, 1997. See "Risk Factors - Backlog" and "Business - Backlog."

<F10>Represents the average number of drilling rigs under contract in the
     Gulf of Mexico  for  the  period  presented.    Data  obtained  from
     Offshore Data Services.

<F11>Represents   the  number  of  development  drilling  and  production
     platforms installed in the Gulf of Mexico in the period presented. Data obtained from Offshore Data Services.

<F12>Assumes the public offering  of  2,000,000 shares of Common Stock at an assumed price of $_____ per share resulting in net proceeds of $_____ million (after deducting underwriting discounts and expenses of the Offering estimated at $_____ million) and the application thereof as described herein. See "Use of Proceeds."

<F13>Each  of  historical,  pro  forma  and   pro   forma   as  adjusted
     information  includes  $530,000 of current maturities of debt.   In
     addition, each of pro forma and pro forma as adjusted information includes approximately $13.2 million of debt expected to be incurred (as of December 31, 1996) to fund a distribution to the Company's existing shareholders prior to the completion of the Offering and $206,000 of current maturities of debt of Dolphin Services.
     See "Prior  S  Corporation Status" and "Certain Transactions."


                                 RISK FACTORS

      Prospective purchasers of the Common Stock should carefully consider the investment considerations set forth below, as well as the other information contained in this Prospectus.

Cyclicality; Dependence on Activity in the Oil and Gas Industry

      The demand for the Company's services has traditionally been cyclical, depending on the condition of the oil and gas industry and, in particular, the level of capital expenditures of oil and gas companies who operate in the Gulf of Mexico. These capital expenditures are influenced by prevailing oil and natural gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of offshore leases in the United States and overseas, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, and the ability of oil and gas companies to access or generate capital sufficient to fund capital expenditures for offshore exploration, development and production activities. Although the trend of oil and natural gas prices over the past year has been generally favorable, over the past several years, oil and natural gas prices and the level of offshore drilling and exploration activity have fluctuated substantially, resulting in significant fluctuations in demand for the Company's services. A significant or prolonged reduction in oil or natural gas prices in the future would likely depress offshore drilling and development activity. A substantial reduction of such activity would reduce demand for the Company's services and could have a material adverse effect on the Company's financial condition and results of operations.

Need for Skilled Workers

      The Company's ability to remain productive and profitable depends substantially on its ability to retain and attract skilled construction workers, primarily welders, fitters and equipment operators. The Company's ability to expand its operations depends primarily on its ability to increase its labor force. The demand for such workers is high and the supply is extremely limited. While the Company believes that its wage rates are competitive and that its relationship with its skilled labor force is good, a significant increase in the wages paid by competing employers could result in a reduction in the Company's skilled labor force, increases in the wage rates paid by the Company, or both. If either of these events occurred, in the near-term, the profits realized by the Company from work in progress would be reduced or
eliminated   and,  in  the  long-term,  the  production   capacity   and
profitability of the Company could be diminished and the growth potential of the Company could be impaired.

Backlog

      The Company's backlog is based on management's estimate of the direct labor hours required to complete, and the remaining amounts to be invoiced with respect to, those projects on which a customer has authorized the Company to begin work or purchase materials pursuant to written contracts, letters of intent, or other forms of authorization. All projects currently included in the Company's backlog are subject to change and/or termination at the option of the customer, either of which could substantially change the amount of backlog currently reported. In the case of a termination, the customer is generally required to pay the Company for work performed and materials purchased through the date of termination, and in some cases, pay the Company termination fees; however, due to the large dollar amounts of backlog estimated for each of a small number of projects, amounts included in the Company's backlog could decrease substantially if one or more of these projects were to be terminated by the Company's customers. In particular, approximately 88% and _____% of the Company's backlog at December 31, 1996 and March 1, 1997, respectively, were attributable to three projects, two of which were for the same customer. A termination of one or more of these large projects could have a material adverse effect on the Company's revenue, net income and cash flow for 1997.

Operating Risks

      The Company's fabrication of large steel structures involves certain operating hazards that can cause personal injury or loss of life, severe damage to and destruction of property and equipment and suspension of operations. The failure of such structures during and after installation can result in similar injuries and damages. In addition, as a result of the Dolphin Acquisition, the Company now has employees engaged in offshore operations which are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law, which laws operate to make the liability limits established by state workers' compensation laws inapplicable to these employees and, instead, permit them or their representatives to pursue actions against the Company for damages or job-related injuries, with generally no limitations on the Company's potential liability. The ownership and operation of the vessels acquired in the Dolphin Acquisition can give rise to large and varied liability risks, such as risks of collisions with other vessels or structures, sinkings, fires and other marine casualties, which can result in significant claims for damages against both the Company and third parties for, among other things, personal injury, death, property damage, pollution and loss of business. Litigation arising from any such occurrences may result in the Company's being named as a defendant in lawsuits asserting large claims. In addition, due to their proximity to the Gulf of Mexico, the Company's facilities are subject to the possibility of physical damage caused by hurricanes or flooding. Although the Company maintains such insurance protection as it considers economically prudent, there can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all claims or hazards to which the Company may be subject. A successful claim or damage resulting from a hazard for which the Company is not fully insured could have a material adverse effect on the Company. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates that it considers reasonable. See "Business -- Insurance" and "-- Legal Proceedings."

      To the extent the Company's future operations involve international expansion, those operations would be subject to a number of risks inherent in business operations in foreign countries, including political, social and economic instability, potential seizure or nationalization of assets, currency restrictions and exchange rate fluctuations, nullification, modification or renegotiation of contracts, import-export quotas and other forms of public and governmental regulation, all of which are beyond the control of the Company. Additionally, the ability of the Company to compete in international markets may be adversely affected by import duties and fees, by foreign taxes, by foreign governmental regulations that favor or require the awarding of contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Contract Bidding Risks

      Due to the nature of the marine construction industry, a substantial number of the Company's projects are performed on a fixed-price basis, although some projects are performed on an alliance/partnering or cost-plus basis. Under fixed-price contracts, the Company receives the price fixed in the contract, subject to adjustment only for change orders placed by the customer. As a result, the Company is responsible for all cost overruns. Under typical alliance/partnering arrangements, the Company and the customer agree in advance to a target price that includes specified levels of labor and material costs and profit margins. If the project is completed at less cost than those targeted in the contract, the contract price is reduced by a portion of the savings. If the cost to completion is greater than target costs, the contract price is increased, but generally to the target price plus the actual incremental cost of materials and direct labor. Accordingly, under alliance/partnering arrangements, the Company has some protection against cost overruns but must share a portion of any cost savings with the customer. Under cost-plus arrangements, the Company receives a specified fee in excess of its direct labor and material cost and so is protected against cost overruns but does not benefit directly from cost savings. The revenue, costs and gross profit realized on a contract will often vary from the estimated amounts on which such contracts were originally based because of various reasons, including errors in estimates or bidding, changes in the availability and cost of labor and material and variations in productivity from the original estimates. These variations and the risks inherent in the marine construction industry may result in revenue and gross profits different from those originally estimated and reduced profitability or losses on projects. Depending on the size of a project, variations from estimated contract performance can have a significant impact on the Company's operating results for any particular fiscal quarter or year.

Percentage-of-Completion Accounting

      Most of the Company's revenue is recognized on a percentage-of-completion basis based on the ratio of direct labor hours worked to the total estimated direct labor hours required for completion. Accordingly, contract price and cost estimates are reviewed monthly as the work progresses, and adjustments proportionate to the percentage of completion are reflected in revenue for the period when such estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported profits, the Company would have to recognize a charge against current earnings, which may be significant depending on the size of the project or the adjustment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Seasonality

      The Company's operations are subject to seasonal variations in weather conditions and daylight hours. Since most of the Company's construction activities take place outdoors, the number of direct labor hours worked generally declines in the winter months due to an increase in rainy and cold conditions and a decrease in daylight hours. In addition, the Company's customers often schedule the completion of their projects during the summer months in order to take advantage of the milder weather during such months for the installation of their platforms. As a result, a disproportionate amount of the Company's net income and, to a lesser extent, revenue and gross profit, has historically been earned during the second and third quarters of the year, and the Company has occasionally incurred losses during the fourth and first quarters of its fiscal year. For example, the portion of net income earned during the second and third quarters amounted to 103%, 81% and 58% of the Company's total net income for fiscal 1994, 1995 and 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Dependence on Significant Customers

      A large portion of the Company's revenue has historically been generated by a few customers, although not necessarily the same customers from year to year. For example, the Company's largest customers (those which individually accounted for more than 10% of revenue in a given year) collectively accounted for 38% (2 customers), 40% (2 customers) and 35% (3 customers) of revenue for fiscal 1994, 1995 and 1996, respectively. In addition, at March 1, 1997, ____% of the Company's backlog was attributable to three projects, two of which were for the same customer. Because the level of fabrication that the Company may provide to any particular customer depends, among other things, on the size of that customer's capital expenditure budget devoted to platform construction plans in a particular year and the Company's ability to meet the customer's delivery schedule, customers that account for a significant portion of revenue in one fiscal year may represent an immaterial portion of revenue in subsequent years. However, the loss of a significant customer for any reason, including a sustained decline in that customer's capital expenditure budget or competitive factors, can result in a substantial loss of revenue and could have a material adverse effect on the Company's operating performance.

Competition

      Marine construction companies servicing the oil and gas industry compete intensely for available projects. Contracts for the Company's services are generally awarded on a competitive bid basis and, while customers may consider, among other things, the availability and capabilities of equipment, the reputation, experience and safety record of the contractor, price and the contractor's ability to meet a customer's delivery schedule are the principal factors in determining which qualified contractor is awarded the job. The Company competes with both large and small companies, and certain of these competitors have greater financial and other resources than the Company. In addition, because of subsidies, import duties and fees, taxes imposed on foreign operators and lower wage rates in foreign countries along with fluctuations in the value of the U.S. dollar and other factors, the Company may not be able to remain competitive with foreign contractors for projects designed for use in international locations as well as those designed for use in the Gulf of Mexico. See "Business -- Competition."

Integration and Availability of Acquisitions

      The Company has recently increased its revenue, cash flow and workforce through the Dolphin Acquisition. As the Dolphin Acquisition occurred in January 1997, the Company has not fully integrated the operations of Dolphin Services with those of the Company. As a result, the Company could experience difficulties or additional expenses as it seeks to coordinate the activities and operations of Dolphin Services with those of the Company, including the possible loss of production workers currently employed by Dolphin Services. In addition, to the extent the success of the Company's strategy is contingent on making further acquisitions, there can be no assurance that the Company will be able to identify and acquire acceptable acquisition candidates on terms favorable to the Company or that the Company will be able to integrate such acquisitions successfully.

Regulatory and Environmental Matters

      The Company's operations and properties are subject to and affected by various types of governmental regulation, including numerous federal, state and local environmental protection laws and regulations, compliance with which is becoming increasingly complex, stringent and expensive. These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety, rendering a party liable for the environmental damage without regard to its negligence or fault. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for strict, joint and several liability for remediation of spills and other releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. In addition, the Company depends on the demand for its services from the oil and gas industry and is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic, environmental and other policy reasons would adversely affect the Company's operations by limiting demand for its services. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in existing regulations. See "Business -- Government and Environmental Regulation."

Dependence on Key Personnel

      The Company's success depends on, among other things, the continued active participation of Kerry J. Chauvin, President and Chief Executive Officer, and certain of the Company's other officers and key operating personnel. The loss of the services of any one of these persons could have a material adverse effect on the Company. See "Management."

Control by Principal Shareholders

      After the Offering, Alden J. Laborde and Huey J. Wilson will beneficially own an aggregate of approximately 57% of the issued and outstanding Common Stock (54% if the Underwriters' over-allotment option is exercised in full). Although they have no agreements, arrangements or understandings to do so, to the extent Messrs. Laborde and Wilson act in concert, they will be able to control the election of directors and the outcome of certain matters requiring shareholder approval. See "Principal Shareholders."

Shares Eligible for Future Resale; Registration Rights

      Upon completion of the Offering, the Company will have outstanding 5,500,000 shares of Common Stock (excluding 106,500 shares issuable upon the exercise of outstanding options). All of the 2,000,000 shares of Common Stock offered hereby will be eligible for sale in the public market without restriction upon completion of the Offering. All of the remaining 3,500,000 shares of Common Stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The Company, each of its directors and officers and certain shareholders of the Company have agreed not to offer, sell or otherwise dispose of any shares of Common Stock in the public market for 180 days from the date of this Prospectus without the prior consent of the Underwriters. Subject to this agreement, after the completion of the Offering, the Company's existing shareholders, including Messrs. Alden Laborde and Wilson, may sell shares of Common Stock pursuant to Rule 144 under the Securities Act or otherwise. In addition, each of Messrs. Laborde and Wilson has been granted certain demand and "piggy-back" registration rights by the Company with respect to all of the shares of Common Stock owned by him. Although the Company cannot predict the timing or amount of future sales of Common Stock or the effect that the availability of such shares for sale will have on the market price prevailing from time to time, sales of substantial amounts of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. See "Principal Shareholders," "Certain Transactions" and "Shares Eligible for Future Sale."

No Prior Market; Possible Volatility of Market Price; Dilution

      Prior to the Offering, there has been no public market for the Common Stock. Although application has been made to list the Common Stock offered hereby on the Nasdaq National Market, there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Underwriters. For the factors considered in such negotiations, see "Underwriting." There can be no assurance that future market prices at which the Common Stock will sell in the public market after the Offering will not be lower than the initial public offering price. Following the Offering, the market price of the Common Stock may fluctuate depending on various factors, including the general economy, stock market conditions, general trends in the marine construction business, fluctuations in oil and gas prices, announcements by the Company or its competitors and variations in the Company's quarterly and annual operating results. In addition, purchasers of the Common Stock offered hereby will incur immediate dilution of $________ ($_____ per share) in the pro forma net tangible book value of their investment. See "Dilution."

Dividends

      The Company currently intends to retain earnings, if any, to meet its working capital requirements and to finance the future operation and growth of the Company's business and, therefore, does not plan to pay cash dividends to holders of its Common Stock in the foreseeable future. In addition, the agreement governing the Bank Credit Facility (as hereinafter defined) limits the Company's ability to pay dividends on its Common Stock. See "Dividend Policy."

                          PRIOR S CORPORATION STATUS

      Since April 1989, the Company has operated as an S Corporation for federal and state income tax purposes. As a result, the Company currently pays no federal or state income tax, and the entire earnings of the Company are subject to tax directly at the shareholder level. Immediately prior to the Offering, the Company's current shareholders intend to make an election terminating the Company's S Corporation status. Therefore, the Company will become subject to corporate level income taxation. The Company will be required to record a one-time deferred tax liability in the amount of approximately $1.2 million in the second quarter of 1997. See the Company's financial statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Pro Forma Results of Operations; Tax Adjustments."

      In the past, the Company has made distributions to its shareholders in order to provide a cash return to them and to fund their federal and state income tax liability that resulted from the Company's S Corporation status. In accordance with this practice, since January 1, 1997, the Company has distributed $3.0 million to its current shareholders and, prior to the completion of the Offering, intends to make an additional distribution to its current shareholders of approximately $12.0 million (the "Shareholder Distributions"), which amount represents undistributed earnings of the Company on which the Company's current shareholders will have incurred federal and state income taxes at the date of their election to terminate the Company's S Corporation status. The Company intends to fund this distribution with borrowings under its Bank Credit Facility (as hereinafter defined), which will be repaid with proceeds of the Offering. See "Use of Proceeds," "Dividend Policy" and "Certain Transactions."

                               USE OF PROCEEDS

      The estimated net proceeds to the Company from the sale of the shares of Common Stock offered hereby, after deducting underwriting discounts and offering expenses, will be approximately $_____ million ($_____ million if the Underwriters' over-allotment option is exercised in full) assuming an initial offering price of $_____ per share. The Company intends to use approximately $27.0 million of the net proceeds to repay indebtedness that will be outstanding under the Company's Bank Credit Facility (as hereinafter defined) at the time of the Offering. This indebtedness represents borrowings to fund (i) the Dolphin Acquisition, (ii) certain capital expenditures that were made in 1996 and 1997 to improve the Company's facilities and the productivity of its workforce and (iii) the Shareholder Distributions, totaling approximately $15.0 million. See "Prior S Corporation Status" and "Certain Transactions." The Company intends to use any remaining proceeds for working capital and general corporate purposes. Until used, the Company intends to invest the net proceeds in money market obligations, certificates of deposit or short-term, interest bearing securities.

      The Company's credit facility (the "Bank Credit Facility") currently provides for (i) a revolving line of credit of up to $12.0 million and (ii) a non-revolving facility of $15.0 million. Prior to the Offering, it is anticipated that the revolving portion, which matures on December 31, 1998, will be increased to provide a $20.0 million line of credit that will be available to fund the Shareholder Distributions. The non-revolving facility, which was originated on October 24, 1996 and was amended and increased on January 2, 1997 in connection with the Dolphin Acquisition, may be drawn upon by the Company until June 30, 1997, at which time the non-revolving facility will convert to a term loan with a final maturity of June 30, 2004. Both portions bear interest equal to, at the Company's option, the prime lending rate established by Citibank, N.A. or LIBOR plus 2%. The weighted average interest rate on the indebtedness outstanding under the Bank Credit Facility as of March 1, 1997 was ___%. After the Offering and the application of the estimated net proceeds as described herein, the Company expects to have approximately $_____ million available under the revolving portion of the Bank Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                               DIVIDEND POLICY

      The Company currently intends to retain earnings, if any, to meet its working capital requirements and to finance the future operation and growth of its business and, therefore, does not plan to pay cash dividends to holders of its Common Stock in the foreseeable future. In addition, the agreements governing the Bank Credit Facility limit the Company's ability to pay dividends on its Common Stock. See "Risk Factors -- Dividends."

      The Company has made cash distributions to its current shareholders in order to provide a cash return to them as well as to fund their federal and state income tax liability that resulted from the Company's status as an S Corporation. These distributions totaled $433,671 and $2,691,708 in the fiscal years ended December 31, 1995 and 1996, respectively. Since January 1, 1997, the Company has made similar distributions to its shareholders of $3.0 million. Prior to the completion of the Offering and in connection with the termination of the Company's S Corporation status, the Company intends to make an additional distribution to its current shareholders of approximately $12.0 million, which amount represents undistributed earnings of the Company on which the current shareholders will have incurred federal and state income taxes as of the date of their election to terminate the Company's S Corporation status. See "Prior S Corporation Status" and "Certain Transactions."

                                   DILUTION

      After giving pro forma effect to the Dolphin Acquisition, the Shareholder Distribution and the deferred income tax liability resulting from the termination of the Company's S Corporation status, the pro forma net tangible book value of the Company at December 31, 1996 would have been $9.2 million, or $2.64 per share of Common Stock. Net tangible book value per share of Common Stock represents the amount of the Company's tangible net worth (total assets less total liabilities) divided by the total number of shares of Common Stock outstanding. After further giving effect to the Offering (assuming an initial public offering price of $_____ per share and deducting underwriting discounts and offering expenses estimated at $________), the pro forma net tangible book value of the Company at December 31, 1996 would have been approximately $________ or $________ per share of Common Stock. This represents an immediate increase in net tangible book value of $_____ per share of Common Stock to current holders of Common Stock and an immediate dilution of approximately $_____ per share to the new investors purchasing shares in the Offering.

      The following table illustrates this per share dilution to new investors:

Initial public offering price per share                  $

  Pro forma net tangible book value per share
     at December 31, 1996 (without taking into
     account the Offering)<F1>                   $  2.64

  Increase in net tangible book value per
     share attributable to the sale of Common
     Stock in the Offering

Adjusted pro forma net tangible book value per
   share after giving effect to the Offering<F1>         $

Dilution in pro forma net tangible book value
   per share to the purchasers of Common Stock
   offered hereby<F1>                                    $


      The following table summarizes, on a pro forma basis, at December 31, 1996, the number of shares of Common Stock issued by the Company, the total consideration received by the Company and the average price per share of Common Stock paid by existing shareholders and by investors in the Offering (assuming an initial public offering price of $_____ per share) before deducting the estimated underwriting discounts and offering expenses.

                        Shares Purchased  Total Consideration  Average
                       __________________ __________________   Price Per
                       Number     Percent  Amount    Percent    Share
                      _________   _______ ________  _________  _________

Existing
shareholders<F1>      3,500,000      64%  $ 7,670,000      %    $2.19
New investors         2,000,000      36%                   %    $
                     ____________  ______ ___________ _______  _______
      Total           5,500,000     100%                100%
                     ============  ====== =========== =======
________________
<F1>  Excludes any  shares  issuable  upon exercise of the Underwriters'
      over-allotment  option  and  106,500   shares  issuable  upon  the
      exercise of outstanding options. See "Management -- Compensation Pursuant to Plans -- Long-Term Incentive Plan."

                                CAPITALIZATION

      The following table sets forth the short-term debt and capitalization of the Company at December 31, 1996; on a pro forma basis, as of December 31, 1996, giving effect to (i) the Dolphin Acquisition, (ii) the incurrence of additional debt under the Bank Credit Facility, (iii) the Shareholder Distributions and (iv) the recording by the Company of deferred income tax liability in connection with its conversion to a C Corporation, all as if completed on December 31, 1996; and as adjusted to reflect the sale by the Company of the 2,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $_____ per share and the application of the estimated net proceeds thereof as described in "Use of Proceeds." The table set forth below should be read in conjunction with the Company's historical and pro forma financial statements and the notes thereto included elsewhere in this Prospectus.

                                            As of December 31, 1996
                                          ________________________________
                                                           (unaudited)
                                                     ______________________
                                                                 Pro Forma
                                           Actual     Pro Forma  as Adjusted
                                          _________  __________ ____________
                                                   (In thousands)

Short-term debt                           $     530  $   13,894
                                          ========== =========== ==========
Long-term debt, less current
maturities                                $   5,657  $   11,909  $
Shareholders' equity:                     ========== =========== ==========
  Preferred Stock, no par value per
    share, 5,000,000 shares
    authorized; none issued or
    outstanding                                 ---         ---        ---
  Common Stock, no par value per
      share, 20,000,000 shares
      authorized; 3,500,000 million
      shares issued and outstanding;
      5,500,000 million shares issued
      and outstanding as adjusted<F1>         1,000       1,000
  Additional paid-in capital                  6,670       6,670
  Retained earnings                          15,828       1,570      1,570
                                         ___________ ___________  __________
      Total shareholders' equity             23,498       9,240
                                         ___________ ___________  __________
Total capitalization                     $   29,155  $   21,149  $
                                         =========== =========== ===========
_____________________

  <F1>Excludes any shares issuable  upon  exercise  of the Underwriters'
      over-allotment option and 106,500 shares issuable upon exercise of outstanding options. See "Management -- Compensation Pursuant to Plans -- Long-Term Incentive Plan."

                    SELECTED FINANCIAL AND OPERATING DATA

      The following table sets forth selected historical financial and operating data, as of the dates and for the periods indicated. The historical financial data for each year in the five-year period ended December 31, 1996 are derived from the audited financial statements of the Company. The table also sets forth pro forma financial information as of and for the periods presented that gives effect to significant events, including the Dolphin Acquisition and the termination of the Company's S Corporation status, that occurred subsequent to December 31, 1996, as further explained in the notes thereto. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto included elsewhere in this Prospectus.

                                                 Year ended December 31,
                              __________________________________________________________
                                                                              Pro Forma
                                                                             (unaudited)
                               1992       1993      1994     1995      1996   1996<F1>
                              ________   ______   _______  ________   _______ ___________

                                        (In thousands, except per share data)
Income Statement Data:
     Revenue                  $ 51,462 $  65,435 $  60,984 $  63,779 $  79,004 $ 103,007
     Cost of revenue            45,457    60,599    57,519    60,034    68,673    88,843
                              _________ _________ _________ _________ _________ _________
     Gross profit                6,005     4,836     3,465     3,745    10,331    14,164
     General and
       administrative expenses   1,566     1,585     1,567     1,730     2,161     3,813
                              _________ _________ _________ _________ _________ _________
     Operating income            4,439     3,251     1,898     2,015     8,170    10,351
     Net interest expense          208        70       328       430       384       899
     Non-recurring
       compensation charge<F2>       -         -         -         -       500       500
                              _________ _________ _________ _________ _________ _________
     Income before income taxes  4,231     3,181     1,570     1,585     7,286     8,952
     Pro forma provision for
        income taxes<F3>         1,596     1,193       594       602     2,934     3,553<F4>
                              _________ _________ _________ _________ _________ _________
     Pro forma net income<F3> $  2,635  $  1,988  $    976  $    983  $  4,352  $  5,399
                              ========= ========= ========= ========= ========= =========
     Pro forma net income per
         shares<F3>           $    .75  $    .57  $    .28  $    .28  $   1.24  $   1.54
                              ========= ========= ========= ========= ========= =========
     Weighted average common
         shares                  3,500     3,500     3,500     3,500     3,500     3,500
     Supplemental pro forma net
          income per share<F5>                                                  $
                                                                                =========
Other Financial Data:
     Depreciation and
     amortization             $  1,351   $ 1,415   $ 1,370   $ 1,382   $ 1,586  $  2,013
     Capital expenditures     $    445   $   367   $   676   $   992   $ 5,838  $  6,722
     EBITDA<F6>               $  5,790   $ 4,666   $ 3,268   $ 3,397   $ 9,256  $ 11,864
     EBITDA margin<F7>            11.2%      7.1%      5.4%      5.3%     11.7%     11.5%
Operating Data:
     Direct labor hours
     worked<F8>                    878       981     1,037       920     1,073
     Backlog<F9>
           In direct labor hours   457       404       400       427     1,038
           In dollars         $ 27,472   $20,832   $20,740   $22,003   $87,093


                                                 Year ended December 31,
                              __________________________________________________________
                                                                              Pro Forma
                                                                             (unaudited)
                               1992       1993      1994     1995      1996   1996<F1>
                              ________   ______   _______  ________   _______ ___________

                                                             (In thousands)
Balance Sheet Data:
      Working capital, excluding
       current maturities of
       long-term debt         $ 3,593   $ 8,217    $ 7,437   $10,048   $11,532  $14,637
      Property, plant and
      equipment, net           15,550    14,567     13,873    13,483    17,735   21,292
      Total assets             24,678    29,225     25,665    30,414    35,909   46,026
      Debt, including current
            maturities<F10>       425     2,424      4,477     5,545     6,187   25,803

      Shareholders' equity     19,136    20,782     17,251    18,403    23,498    9,240

___________________________
(notes follow on next page)

<F1>  Gives effect to the Dolphin Acquisition as if consummated at the end of the period presented for balance sheet data and as of the beginning of the period presented for all other data, and should be read in conjunction with the unaudited pro forma financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

<F2>  In  December  1996,  the  Company's principal shareholders  sold  an aggregate of 49,000 shares of Common Stock to the Company's executive officers at a total purchase price of $350,000. As a result, the Company is required to recognize a non-cash expense equal to the difference between the aggregate purchase price for such shares (adjusted for certain distributions with respect to such shares that will be paid in 1997) and the estimated value of such shares at the time of the Offering.

<F3>  Gives pro forma  effect  to  the  application  of  federal and state income taxes to the Company as if it were a C Corporation for tax purposes for the periods presented. For all periods presented herein, the Company has operated as an S Corporation for federal and state income tax purposes. Immediately prior to the Offering, the Company's current shareholders intend to make an election terminating the Company's S Corporation status. As a result, the Company will become subject to corporate level income taxation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Pro Forma Results of Operations; Tax
      Adjustments," and notes 1 and 2 to the Company's financial statements included elsewhere in this Prospectus.

<F4>  Includes approximately $619,000  in  federal  and state income taxes, net of acquisition adjustments, incurred in 1996 by Dolphin Services, which operated as a C Corporation until January 1, 1997, at which time it was converted to an S Corporation.

<F5>  Calculated by dividing the pro forma net income,  increased  by  the interest expense, net of tax, on the debt incurred to acquire Dolphin Services, by the 3,500,000 weighted average shares, as increased to reflect sufficient additional shares to retire debt incurred to acquire Dolphin Services (________ shares) and to pay the Shareholder Distributions (________ shares). All such additional shares are based on an assumed offering price of $________, net of offering expenses.

<F6>  EBITDA (earnings before interest expense, income taxes, depreciation and amortization) is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income, as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity.

<F7>  EBITDA margin is calculated by dividing EBITDA by revenue.

<F8>  Direct labor hours are hours worked  by  employees directly involved in the production of the Company's products.

<F9>  Backlog information is as of December 31 for  each  of  the  periods presented. The Company's backlog is based on management's estimate of the number of direct labor hours required to complete, and the remaining amounts to be invoiced with respect to, those projects on which a customer has authorized the Company to begin work or purchase materials. Backlog at December 31, 1996 included approximately 34,800 direct labor hours and $1.4 million attributable to portions of orders expected to be completed after December 31, 1997. See "Risk Factors- Backlog" and "Business-Backlog."

<F10> Historical information for 1992,  1993, 1994, 1995 and 1996 includes
      $421,000, $324,000, $477,000, $434,000,  and $530,000, respectively, of current maturities of debt. Pro forma information includes $530,000 in current maturities of debt, $13.2 million of debt expected to be incurred (as of December 31, 1996) to fund a distribution to the Company's existing shareholders prior to the completion of the Offering and $206,000 of current maturities of debt of Dolphin Services. See "Prior S Corporation Status" and "Certain Transactions."

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      The Company's results of operations are affected primarily by (i) the level of oil and gas exploration and development activity maintained by oil and gas companies in the Gulf of Mexico, and to a lesser extent, West Africa and Latin America; (ii) the Company's ability to win contracts through competitive bidding or alliance/partnering arrangements and (iii) the Company's ability to manage those contracts to successful completion. The level of exploration and development activity is related to several factors, including trends of oil and gas prices, expectations of future oil and gas prices, and changes in technology which reduce costs and improve expected returns on investment. Over the past four years, favorable trends in these factors have led to increased activity levels in the Gulf of Mexico. In addition to higher oil and gas prices, improvements in three-dimensional seismic, directional drilling, production techniques, and other advances in technology have increased drilling success rates and reduced costs. Drilling activity has increased in and around existing fields in shallow water (less than 300 feet) where technology has allowed for the identification of smaller, previously overlooked oil and gas deposits. Technology improvements have also led to larger discoveries of oil and gas in subsalt geological formations (which generally are located in 300 to 800 feet of water) and in deep water (800 to 6,000 feet) areas of the Gulf of Mexico. Increased activity in water depths greater than 300 feet, where larger structures requiring more steel tonnage are needed, has placed increased demand on the available capacity of the major platform fabricators serving the Gulf of Mexico with a resulting improvement in pricing levels for their services.

      Due to the time required to drill an exploratory offshore well, formulate a comprehensive development plan and design a drilling and production platform, the fabrication and installation of such platforms usually lag exploratory drilling by one to three years. As a result, the higher levels of drilling activity in the Gulf of Mexico have only recently impacted the demand for the Company's products. The Company's revenue, cash flow and backlog improved moderately in 1995, but improved significantly in 1996. Revenue in 1996 increased 24% to $79.0 million and EBITDA increased 172% to $9.3 million, in each case as compared to 1995. The Company's backlog at December 31, 1996 was $87.1 million as compared to $22.0 million at the end of 1995. At March 1, 1997, the Company's backlog was $_____ million.

      Most of the Company's contracts are awarded on a fixed-price or alliance/partnering basis although some contracts are bid on a cost-plus basis. Under fixed-price contracts, the Company receives the price fixed in the contract, subject to adjustment only for change orders placed by the customer. As a result, the Company retains all cost savings but is also responsible for all cost over-runs. Under typical alliance/partnering arrangements, the Company and the customer agree in advance to a target price that includes specified levels of labor and materials costs and profit margins. If the project is completed at a lower cost than those targeted in the contract, the contract price is reduced by a portion of the savings. If the cost to completion is greater than target costs, the contract price is increased, but generally to the target price plus the actual cost of incremental materials and direct labor. Accordingly, under alliance/partnering arrangements, the Company has some protection from cost overruns but also must share a portion of any cost savings with the customer. Under cost-plus arrangements, the Company receives a specified fee in excess of its direct labor and materials cost and so is protected against cost overruns but does not benefit directly from cost savings. Because the Company generally prices materials as pass-through items on its contracts, the cost and productivity of the Company's labor force are key factors affecting the Company's operating profits. Consequently, it is essential that the Company control the cost and productivity of the direct labor hours worked on the Company's projects. See "Business - Customers and Contracting."

      The ability of the Company to operate profitably and to expand its operations depends substantially on its ability to attract skilled production workers, primarily welders, fitters and equipment operators. Through its recruiting efforts, the Company was able to add 88 production employees to its workforce in 1996. As part of an effort to increase and improve its workforce, the Company recently hired a full-time recruiter responsible for coordinating all aspects of the Company's recruiting efforts, instituted and enhanced several recruitment incentive programs for its current employees and expanded its training facility. While the supply of production workers is limited, the demand for their services has increased as oil and gas development and production activity has increased. As a result, the Company has increased the average hourly wages of its employees and, in some circumstances, has subcontracted work to others on a fixed-price basis and, in 1994 and 1995, engaged contract labor. Because the Company has succeeded in increasing its production workforce through the Dolphin Acquisition and recruiting efforts, the Company does not anticipate the need to engage contract labor in the foreseeable future.

      The Company's operations are subject to seasonal variations in weather conditions and daylight hours. Because most of the Company's construction activities take place outdoors, the number of direct labor hours worked generally declines in winter months due to an increase in rainy and cold conditions and a decrease in daylight hours. In addition, the Company's customers often schedule the completion of their projects during the summer months in order to take advantage of the milder weather during such months for the installation of their platforms. As a result, a disproportionate amount of the Company's net income and, to a lesser extent, revenue and gross profit, has historically been earned during the second and third quarters of the year, and the Company has occasionally incurred losses during the first and fourth quarters of its fiscal year. Because of this seasonality, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters. The table below indicates for each quarter of the Company's last three fiscal years the percentage of the annual revenue, gross profit and net income, and the number of direct labor hours worked.


                             1994                       1995                    1996
                  _________________________   _______________________  ______________________
                  1st    2nd    3rd    4th     1st    2nd   3rd   4th   1st   2nd   3rd   4th
                  Qtr.   Qtr.   Qtr.   Qtr.    Qtr.   Qtr.  Qtr.  Qtr.  Qtr.  Qtr.  Qtr.  Qtr.
                  ____  _____   ____   ____    ____   ____  ____  ____  ____  ____  ____  ____
Revenue .......... 23%    27%   31%     19%     22%    26%   30%   22%   25%   27%   24%   24%
Gross profit...... 24%    39%   35%      2%      9%    25%   38%   28%   13%   26%   30%   31%
Net income........ 27%    54%   49%    (30%)   (12%)   26%   55%   31%   10%   26%   32%   32%
Direct Labor Hours
 (in 000's)...... 258    291   298     190     219    256   245   200   249   304   264   256

      Most of the Company's revenue is recognized on a percentage-of-completion basis based on the ratio of direct labor hours worked to the total estimated direct labor hours required for completion. Accordingly, contract price and cost estimates are reviewed monthly as the work progresses, and adjustments proportionate to the percentage of completion are reflected in revenue for the period when such estimates are revised. To the extent that these adjustments result in a reduction of previously reported profits, the Company would have to recognize a charge against current earnings, which may be significant depending on the size of the project or the adjustment.

Results of Operations

Comparison of the Years Ended December 31, 1996 and 1995

      During the year ended December 31, 1996, the Company generated revenue of $79.0 million, an increase of 24% compared to the $63.8 million generated in 1995. This increase was caused by a 16.6% increase in production volume (1.07 million direct labor hours worked in 1996 versus 920,000 in 1995) and an increase of 6.2% in the Company's average selling rate. The Company's average selling rate is computed by dividing revenue for any period by the number of direct labor hours worked in such period. As a result of stronger demand for fabricated structures in the oil and gas industry, the Company was able to increase the number of direct labor hours worked by hiring additional employees and increase its average selling rate by raising the prices charged to its customers. The 6.2% increase in average selling rate is not fully indicative of the prices charged by the Company on all of its projects since it includes work performed and projects completed in the early part of 1996 for contracts awarded during 1995 as well as work performed and projects completed in late 1996 for projects awarded during the improving market conditions of early 1996.

      Cost of revenue was $68.7 million in 1996 compared to $60.0 million in 1995. Cost of revenue consists of costs associated with the fabrication process, including direct costs (such as direct labor hours and raw materials) allocated to specific projects and indirect costs (such as supervisory labor, utilities, welding supplies and equipment costs) that are associated with production but are not directly related to a specific project. These costs depend upon the volume of fabrication activity and decreased from 94.1% of revenue in 1995 to 86.9% of revenue in 1996, primarily as a result of the increase in pricing discussed above and a decrease in the cost of revenue that resulted primarily from (i) productivity increases caused by labor saving equipment and production incentives, (ii) a reduction in equipment rental costs which was partially offset by increased depreciation expense which resulted from equipment purchases and (iii) an increase in the amount of scrap steel sold.

      General and administrative expense was $2.1 million in 1996 compared to $1.7 million in 1995, remaining a constant 2.7% of revenue for each period.

      Interest expense decreased to $384,000 in 1996 from $430,000 in 1995 as the weighted average of the Company's borrowings decreased.

Comparison of the Years Ended December 31, 1995 and 1994

      During the year ended December 31, 1995, the Company generated revenue of $63.8 million, an increase of 4.6% compared to $61.0 million generated in 1994. This increase resulted from an increase in total labor hours worked (including contract labor hours) and a greater average selling rate for the Company's direct labor hours. Cost of revenue was $60.0 million for 1995 as compared to $57.5 million in 1994 (94% of revenue for both years). Materials and indirect costs remained relatively constant in 1995 as compared to 1994. An increase in contract labor costs in 1995 was offset by a reduction in direct labor costs.

      General and administrative expense was $1.7 million (2.7% of revenue) in 1995 compared to $1.6 million (2.6% of revenue) in 1994. This increase was primarily due to increased legal and other professional fees.

      Interest expense increased to $430,000 in 1995 from $328,000 in 1994 due to increases in the amount of borrowings under the Company's Bank Credit Facility and a higher interest rate charged on such borrowings.

Pro Forma Results of Operations; Tax Adjustments

      On January 2, 1997 the Company completed the Dolphin Acquisition. On a pro forma basis, giving effect to the Dolphin Acquisition as if completed on January 1, 1996, the Company's revenue for the year ended December 31, 1996, would have been $103.0 million (giving effect to the pro forma elimination of sales from Dolphin Services to Gulf Island in
1996). Pro forma cost of revenue would have been $88.9 (86.2% of pro forma revenue for the year ended December 31, 1996), and general and administrative expense would have been $3.8 million (3.7% of pro forma revenue). Pro forma interest expense would have been $899,000 due to the increased level of indebtedness resulting from the debt incurred to finance the Dolphin Acquisition. Pro forma income before taxes would have been $9.0 million. Because Dolphin Services was a C Corporation for income tax purposes, it incurred income tax expense of $619,000 in 1996.

      If Gulf Island had been a C Corporation during 1994, 1995 and 1996, income tax expense would have amounted to approximately $594,000, $602,000 and $2.9 million, respectively. As a result, net income would have decreased to $976,000 ($0.28 per share), $983,000 ($0.28 per share) and $4.4 million ($1.24 per share) for fiscal 1994, 1995 and 1996, respectively. On a pro forma basis, giving effect to the Dolphin Acquisition, as if it were completed on January 1, 1996, and assuming the Company had operated as a C Corporation for the year ended December 31, 1996, the provision for income taxes and net income would have been $3.6 million and $5.4 million ($1.54 per share), respectively.

      Since April 1989, the Company has operated as an S Corporation for federal and state income tax purposes. As a result, the Company currently pays no federal or state income tax, and the entire earnings of the Company are subject to tax directly at the shareholder level. Immediately prior to the Offering, the Company's current shareholders intend to make an election terminating the Company's S corporation status. As a result, the Company will be required to record a one-time deferred tax liability in the amount of approximately $1.2 million in the second quarter of 1997.

Liquidity and Capital Resources

      Historically, the Company has funded its business activities through funds generated from operations and borrowings under its Bank Credit Facility. Net cash provided by operations was $3.4 million, $2.3 million and $7.2 million for 1994, 1995 and 1996, respectively. Net borrowings under the Bank Credit Facility were $2.0 million, $1.1 million and $642,000 for 1994, 1995 and 1996, respectively.

      The   Company's   capital   requirements  historically  have  been
primarily  for  improvements  to  its  production   facilities  and  for
equipment designed to increase the capacity of its facilities and the productivity of its labor force. During 1996, the Company made $5.8 million of capital expenditures, including approximately $2.8 million for the purchase of four used Manitowoc 4100W cranes, $1.3 million for the installation of skidways, $800,000 for modifications to the Company's pipehandling facility and $900,000 for various fabrication equipment.

      During 1995, the Company made approximately $992,000 in capital expenditures, primarily for improvements to its facilities, including bulkhead repairs and stabilization of portions of both the west and east yards, and in 1994 made approximately $676,000 in capital expenditures, primarily for facility improvements.

      At December 31, 1996, the Company had approximately $6.2 million of outstanding indebtedness, including $5.8 million under its Bank Credit Facility. Subsequent to December 31, 1996, the Company borrowed an additional $6.0 million to fund the purchase price of the Dolphin Acquisition and $3.0 million to fund a portion of the Shareholder Distributions. In addition, prior to the completion of the Offering, the Company intends to borrow approximately an additional $12.0 million under the Bank Credit Facility to fund the remainder of the Shareholder Distributions.

      The Company's Bank Credit Facility provides for (i) a revolving line of credit of up to $12.0 million and (ii) a non-revolving facility of $15.0 million. Prior to the completion of the Offering, it is anticipated that the revolving portion of the Bank Credit Facility, which matures December 31, 1998, will be increased to provide a $20.0 million line of credit that will be available to fund the Shareholder Distributions. See "Prior S Corporation Status" and "Certain Transactions." The non-revolving portion, which was originated on October 24, 1996 and was amended and increased on January 2, 1997 in connection with the Dolphin Acquisition, may be drawn upon by the Company until June 30, 1997, at which time the non-revolving portion will convert to a term loan with a final maturity on June 30, 2004. Both portions may bear interest equal to, at the Company's option, the prime lending rate established by Citibank, N.A. or LIBOR plus 2%. The weighted average interest rate on the indebtedness outstanding under the Bank Credit Facility as of March 1, 1997 was ___%. The Company expects to use the proceeds of the Offering to repay all outstanding indebtedness as of the completion of the Offering under the Bank Credit Facility (approximately $27.0 million). After completion of the Offering, the Company expects to have $_____ million available under the Bank Credit Facility.

      Capital expenditures for 1997, in addition to the Dolphin Acquisition, are estimated to be approximately $7.8 million. Management believes that the net proceeds of the Offering, its available funds, cash generated by operating activities and funds available under its Bank Credit Facility will be sufficient to fund these capital expenditures and its working capital needs. However, the Company may expand its operations through acquisitions in the future, which may require additional equity or debt financing.

                                   BUSINESS

      General. The Company is a leading fabricator of offshore drilling and production platforms and other specialized structures used in the development and production of offshore oil and gas reserves. Structures and equipment fabricated by the Company include jackets and deck sections of fixed production platforms, hull and deck sections of floating production platforms (such as tension-leg platforms), piles, wellhead protectors, subsea templates and various production, compressor and utility modules. The Company believes it is one of only three domestic companies capable of fabricating offshore production platforms for installation in water depths greater than 300 feet. The Company's focus on controlling costs and providing high quality, reliable products and services has enabled it to be profitable for each year since 1988.

      Demand for the Company's products and services is primarily a function of the level of offshore oil and gas activity in the Gulf of Mexico and, to a lesser extent, offshore areas in West Africa and Latin America. Over the past four years, improvements in seismic and drilling technology, production techniques and oil and gas prices have resulted in more intensive drilling activity in and around mature oil and gas fields located in shallow water areas as well as increased exploration of deepwater areas of the Gulf of Mexico. The number of active drilling rigs in the Gulf of Mexico increased from less than 60 in May of 1992 to more than 150 at the end of 1996.

      Due to the time required to drill an exploratory offshore well, formulate a comprehensive development plan and design a drilling and production platform, the fabrication and installation of such platforms usually lag exploratory drilling by one to three years. As a result, higher levels of drilling activity in the Gulf of Mexico have only recently impacted the demand for the Company's products. The Company's revenue, cash flow, and backlog improved moderately in 1995, but improved significantly in 1996. Revenue in 1996 increased 24% to $79.0 million, and EBITDA increased 172% to $9.3 million, in each case as compared to 1995. The Company's backlog at December 31, 1996 was $87.1 million as compared to $22.0 million at the end of 1995. At March 1, 1997, the Company's backlog was $_____ million.

      The  Company's  predecessor  was  founded  in  1985 by a group  of investors including Alden J. Laborde and Huey J. Wilson, and shortly thereafter acquired the assets of Delta Fabrication, a division of Delta Services Industries, Inc., for approximately $5.2 million. The acquired assets included what is now the Company's main fabrication yard on the east bank of the Houma Navigation Canal in southern Louisiana, approximately 30 miles from the Gulf of Mexico.

      In 1989, Messrs. Laborde and Wilson incorporated the Company under the laws of Louisiana and caused the Company to purchase certain property and equipment from Park Corporation for $2.5 million. In this transaction, the Company acquired approximately 437 acres across the Houma Navigation Canal from the Company's main yard, of which 130 acres were developed as a fabrication yard comprising the Company's west yard. The Company leased this facility to the Company's predecessor until 1990, when the Company's predecessor was merged into the Company. The Company's facilities are located on 577 acres, of which 230 acres are currently developed for fabrication activities with 347 acres available for expansion. These facilities allow the Company to build jackets for fixed production platforms for use in water depths up to 800 feet and in certain cases, depending on the design and weight of the jacket, for use in water depths greater than 800 feet. The Company is capable of constructing deck sections for fixed or floating production platforms for use in unlimited water depths. In addition, the Company is able to build certain hull sections of tension leg platforms, typically for use in water depths greater than 1,000 feet.

      Acquisition of Dolphin Services, Inc. On January 2, 1997, the Company completed the Dolphin Acquisition for approximately $5.9 million. Dolphin Services performs offshore and inshore fabrication and other construction services for the oil and gas industry in the Gulf of Mexico and generated $27.0 million in revenue and $2.7 million in EBITDA
for  the  year ended   December 31, 1996.  Dolphin Services' facility
is located a quarter of a mile from the Company's main yard. Management believes that the Dolphin Acquisition allows for more efficient use of both companies' facilities, equipment and personnel. With the addition of the 360 employees of Dolphin Services, the Company's combined workforce is currently approximately 930 employees. The acquisition provides an entrance for the Company into new market segments, in particular offshore interconnect piping hook-up, inshore marine construction and steel warehousing and sales, which allows the Company to provide a more integrated array of services to its customers.

      Growth Strategy. The Company's growth strategy is to capitalize on the positive trends and opportunities in the marine fabrication and construction industry. Key elements of the Company's growth strategy are to:

* Increase Production Capacity. In order to capitalize on the increased demand for its fabrication services, the Company is taking actions to increase the production capacity of its fabrication yards by (i) purchasing additional equipment, (ii) upgrading its existing buildings and equipment and (iii) increasing the size and capability of its workforce. In 1996, the Company spent approximately $5.9 million to purchase equipment and modify its fabrication yards in order to increase capacity and improve productivity. The Company anticipates that it will spend approximately $15 million during 1997 and 1998 for additional capital improvements to its fabrication yards. During 1996, prior to the Dolphin Acquisition, the Company increased its workforce by approximately 80 production employees and has recently expanded programs to attract additional workers.

* Maintain a Low Cost Structure. The Company believes it is a low-cost fabricator of offshore structures due to its state-of-the-art production techniques, skilled and motivated workforce, efficient management and low overhead costs. The Company plans to continue to emphasize cost savings while providing high quality products and reliable services to its customers.

* Acquire Related Businesses. The Dolphin Acquisition significantly increases the Company's revenue, cash flow and number of employees and broadens the Company's product and service offerings. Management believes that there are additional opportunities to acquire companies that have related or complementary products or services to those currently provided by the Company. Immediately after the Offering, the Company will be substantially free of debt, and management believes that its capital structure will enable it to pursue such opportunities as they arise.

* Pursue Additional International Opportunities. There are significant opportunities to supply platforms outside the Gulf of Mexico. Over the past five years, approximately 25% of the Company's revenue was derived from the fabrication of structures exported to foreign destinations, including offshore West Africa and Latin America. Many of the Company's customers who operate in the Gulf of Mexico also have extensive operations in international areas. Management believes that its established relations with such customers, combined with its recent certification as an ISO 9002 fabricator, will continue to facilitate the Company's development of its international presence. The Company believes that some foreign operators will continue to utilize U.S. fabricators to build platforms for use in foreign markets because of the higher quality and lower costs available from U.S. fabricators, despite additional transportation costs. In the future, the Company may pursue joint venture relationships or other cooperative arrangements in order to increase its participation in fabrication projects in foreign markets.

Description of Operations

      The Company's primary activity is the fabrication of offshore drilling and production platforms, including jackets and deck sections of fixed production platforms, hull and deck sections of floating production platforms (such as tension-leg platforms), piles, wellhead protectors, subsea templates and various production, compressor and utility modules. The Company also has the ability to produce and repair pressure vessels used in the oil and gas industry, refurbish existing platforms and fabricate various other types of steel structures.

      The Company uses the latest welding and fabrication technology available, and all of the Company's products are manufactured in accordance with industry standards and specifications, including those published by the American Petroleum Institute, the American Welding Society and the American Society of Mechanical Engineers. The Company has also been certified as an ISO 9002 fabricator for its quality assurance programs. This certification is based on a review of the Company's programs and procedures designed to maintain and enhance quality production and is subject to annual review and recertification. This certification is often a criterion for prequalification of contractors, especially by potential international customers. Dolphin Services is currently in the process of applying for ISO 9002 certification.

      Fabrication of Offshore Platforms. The Company fabricates structural components of fixed platforms for use in the offshore development and production of oil and gas. A fixed platform is the traditional type of platform used for the offshore development and production of oil and gas, although recently there has been an increase in the use of floating production platforms and tension-leg platforms as a result of increased drilling and production activities in deeper waters. As of December 31, 1996, approximately 3,300 fixed platforms were located in the Gulf of Mexico, of which 15 are installed in water depths greater than 800 feet. Most fixed platforms built today can accommodate both drilling and production operations. These combination platforms are large and generally more costly than single-purpose structures. However, because directional drilling techniques permit a number of wells to be drilled from a single platform and because drilling and production can take place simultaneously, combination platforms are often more efficient.

      The most common type of fixed platform consists of a jacket (a tubular steel, braced structure extending from the mudline on the seabed to a point above the water surface) which is supported on tubular pilings driven deep into the seabed and supports the deck structure located above the level of storm waves. The deck structure, extending above the surface of the water and attached to the top end of the jacket, is designed to accommodate multiple functions, including drilling, production, separating, gathering, piping, compression, well support and quartering. Platforms can be joined by bridges to form complexes of platforms for very large developments or to improve safety by dividing functions among specialized platforms. Jacket-type platforms are generally the most viable solution for water depths of 1,000 feet or less. Although there is no height limit to the size of the jackets that can be fabricated at the Company's facilities, the dimensions of the Houma Navigation Canal prevent the transportation to the Gulf of Mexico of most jackets designed for water depths exceeding 800 feet. Management believes, however, that certain jackets designed for water depths over 800 feet, depending on weight and design, can be fabricated at the Company's facilities and transported through the Houma Navigation Canal. The Company can also build decks, piles and other structures for installation in any water depth. Often, customers split projects among fabricators, contracting with different companies for the fabrication of the jacket, deck sections and piles for the same platform. Therefore, the Company is able, through the construction of decks, piles, compliant tower sections and floating production facilities, to participate in the construction of platforms requiring jackets that are larger than those the Company can transport through the Houma Navigation Canal.

      Most of the steel used in the Company's operations arrives at the Company's fabrication yards as steel plate. The plate is cut and rolled into tubular sections at rolling mills in the fabrication yards. The tubular sections (which vary in diameter, up to 12 feet) are welded together in long straight tubes to become legs or into shorter tubes to become part of the network of bracing that supports the legs. Various cuts and welds in the fabrication process are made by computer-controlled equipment that operates from data developed during the design of the structure. The Company's two rolling mills and its ability to fabricate the large tubular sections needed for jackets built for use in water depths over 300 feet distinguish the Company from all but two of its domestic competitors.

      Jackets are built on skidways (which are long parallel rails along which the jacket will slide when it is transferred to a barge for towing out to sea) and are generally built in sections so that, to the extent possible, much of their fabrication is done on the ground. As each section of legs and bracing is complete, large crawler cranes pick up an entire side and "roll up" the section, which is then joined to another uprighted section. When a jacket is complete and ready for launch, it is pulled along the skidway onto a launch barge, which is gradually deballasted to compensate for the weight of the structure as more of it moves aboard the barge. Using ocean-going tugs, the barge and jacket are transported to the offshore installation site.

      Decks are built either as single structures or in sections and are installed on location by marine construction contractors. The composition and quantity of petroleum in the well stream generally determine the makeup of the production deck on a processing platform. Typical deck equipment includes crude oil pumps, gas and oil separators and gas compressors. The only limitation on the Company's ability to fabricate decks is the weight capacity of the barges that take the decks from the Company's yard to the installation site. Management believes that currently there are no decks installed in the Gulf of Mexico that could not have been constructed at the Company's facilities.

      The Company can also fabricate sections of, and structures used in connection with, tension-leg platforms ("TLPs"). TLPs, which are generally better suited than fixed platforms for water depths greater than 1,000 feet, consist of a deck that sits atop one or more column-shaped semisubmersible hulls, which are positioned on site with vertical tendons running from the hulls to the seabed. The tendons hold the hulls partially submerged and are highly tensioned using the buoyancy of the hulls. This system develops a restoring force against wave, wind and current actions in proportion to the lateral displacement of the vessel. Wells for a TLP are often predrilled through a subsea template. Long, flexible production risers, which carry the petroleum to the deck of the TLP, are supported in tension by mechanical tensioner machines on the platform's deck and are directly subject to wave, wind and current forces. The Company has fabricated subsea templates for use in connection with TLPs, which are structures that are installed on the seabed before development drilling begins. As exploration and drilling move into the deep water of the Gulf of Mexico, the Company believes that there will be increased opportunities to fabricate subsea templates, as well as decks and other structures for use in connection with TLPs.

      The Company also fabricates piles and other rolled goods, templates, bridges for connecting offshore platforms, wellhead protectors, various production, compressor and utility modules and other structures used in offshore oil and gas production and development activities. All of the Company's products are installed by marine construction contractors.

      Dolphin Services, acquired by the Company in January 1997, performs many of the same services as the Company. Dolphin Services also provides several services currently not available from Gulf Island, including piping interconnect services on offshore platforms, inshore steel and wood structure construction, and steel warehousing and sales. At its existing facility, a quarter of a mile from the Company's main yard, Dolphin Services can fabricate jackets up to 100 feet tall along with decks and other steel structures. Dolphin Services has also been active in the refurbishment of existing platforms. Management believes that the Dolphin Acquisition will allow for more efficient use of both companies' facilities, equipment and personnel. In addition, the acquisition will provide an entrance for the Company into new market segments, in particular offshore piping interconnect, inshore marine construction and steel warehousing and sales, which will also allow the Company to provide a more integrated array of services to its customers.


Facilities and Equipment

      Facilities. The Company's corporate headquarters and main fabrication yard are located on the east bank of the Houma Navigation Canal at Houma, Louisiana, approximately 30 miles from the Gulf of Mexico. That facility includes approximately 140 acres with 96 acres developed for fabrication, one 13,200 square foot building that houses administrative staff, approximately 110,000 square feet of covered fabrication area, and over 18,000 square feet of warehouse storage area. The main yard also has approximately 2,800 linear feet of water frontage, of which 1,500 feet is steel bulkhead which permits outloading of heavy structures.

      The Company's west yard is located across the Houma Navigation Canal from the main yard and includes 437 acres, with 130 acres developed for fabrication and over 300 acres of unimproved land, which could be used for expansion. The west yard, which has approximately 65,000 square feet of covered fabrication area and 2,500 square feet of warehouse storage area, spans 6,750 linear feet of the Houma Navigation Canal, of which 2,350 feet is steel bulkhead. During 1997, the Company intends to expand its covered fabrication areas in its main yard which, when completed, will provide the Company with a total of approximately 199,000 square feet of covered fabrication space.

      Dolphin Services occupies a 20-acre site located approximately a quarter of a mile from the Company's main yard on a channel adjacent to the Houma Navigation Canal. The facility includes a 7,000-square foot building that houses administrative staff, approximately 14,000 square feet of covered fabrication area, 1,500 square feet of warehouse storage area and a 10,000-square foot blasting and coating facility.

      Equipment. The Company's main yard houses its Bertsch Model 34 and Model 20 plate bending rolls, a Frye Wheelabrator grit blast system, a hydraulic plate shear, a hydraulic press brake, and various other equipment needed to build offshore structures and fabricate steel
components.   The  Company's  west  yard  has a Bertsch Model  38  plate bending roll, a computerized Vernon brace coping machine used for cutting steel in complex geometric sections and various other equipment used in the Company's fabrication business. The Company also currently uses 18 crawler cranes, which range in tonnage capacity from 150 to 300 tons and service both of the Company's yards. The Company owns six such crawler cranes and rents the remaining 12 cranes on a monthly basis. The Company recently purchased and installed a plasma-arc cutting system that cuts steel up to one inch thick at a rate of two hundred inches per minute. The Company performs routine maintenance on all of its equipment.

      The Company's plate bending rolls allow it to roll approximately 150,000 tons of pipe per year. By having such capacity at its fabrication facility, the Company is able to coordinate all aspects of platform construction, which can reduce the risk of cost overruns, delays in project completion and labor costs. In addition, these facilities often allow the Company to participate as subcontractors on projects awarded to other contractors. The Company's grit blast system can blast steel at a rate approximately ten times faster than conventional sandblasting. This greatly reduces labor costs and also decreases the Company's use of conventional sandblasting, which is considered to be a more hazardous and slower method of preparing steel for painting.

      For use in connection with its inshore construction activities Dolphin Services owns two spud barges. Dolphin Services also leases four barges for use with inshore construction activities. Each barge is equipped with a crane with a lifting capacity of 80 to 100 tons. Dolphin Services also owns two Manitowoc 4100 cranes with lifting capacities of 200 to 230 tons.

Materials

      The principal materials used by the Company in its fabrication business, standard steel shapes, steel plate, welding gases, fuel oil, gasoline and paint, are currently available in adequate supply from many sources. The Company does not depend upon any single supplier or source.

Safety and Quality Assurance

      Management is concerned with the safety and health of the Company's employees and maintains a stringent safety assurance program to reduce the possibility of costly accidents. The Company's safety department establishes guidelines to ensure compliance with all applicable state and federal safety regulations and provides training and safety education through orientations for new employees and subcontractors, weekly crew safety meetings and first aid and CPR training. The Company also employs a registered nurse as an in-house medic. The Company has a comprehensive drug program and conducts periodic employee health screenings. A safety committee, whose members consist of management representatives and peer elected field representatives, meet monthly to discuss safety concerns and suggestions that could prevent future accidents. The Company also rewards its supervisory employees with safety bonuses based on the amount that the Company saves under its self-insured workers' compensation program compared to the existing rates of the Louisiana Worker's Compensation Corporation. The Company has contracted with a third party safety consultant to provide training and suggestions and a licensed emergency medical technician in its ongoing commitment to a safe and healthy work environment. The Company believes that its safety program and commitment to quality are vital to attracting and retaining customers and employees.

      The Company fabricates to the standards of the American Petroleum Institute, the American Welding Society, the American Society of Mechanical Engineers and specific customer specifications. The Company uses welding and fabrication procedures in accordance with the latest technology and industry requirements. Training programs have been instituted to upgrade skilled personnel and maintain high quality standards. In addition, the Company maintains on-site facilities for the x-ray of all pipe welds, which process is performed by an independent contractor. Management believes that these programs generally enhance the quality of its products and reduce their repair rate.

      The Company has also been certified as an ISO 9002 fabricator. ISO 9002 is an internationally recognized verification system for quality management overseen by the International Standard Organization based in Geneva, Switzerland. The certification is based on a review of the Company's programs and procedures designed to maintain and enhance quality production and is subject to annual review and recertification. Dolphin Services is currently applying for ISO 9002 certification.

Customers and Contracting

      The Company's customers are primarily major and independent oil and gas companies. Over the past five years, sales of structures used in the Gulf of Mexico by oil and gas companies accounted for approximately 75% of the Company's revenue. The balance of its revenue was derived from the fabrication of structures exported to foreign destinations, including offshore West Africa and Latin America.

      A large portion of the Company's revenue has historically been generated by a few customers, although not necessarily the same customers from year-to-year. For example, the Company's largest customers (those which individually accounted for more than 10% of revenue in a given year) collectively accounted for 38% (Anadarko Petroleum and British Gas), 40% (Texaco and British Gas) and 35% (Shell Offshore, Global Offshore, Coastal Offshore), of revenue for fiscal 1994, 1995 and 1996, respectively. In addition, at March 1, 1997, ____% of the Company's backlog was attributable to three projects, two of which were for the same customer. Because the level of fabrication that the Company may provide to any particular customer depends, among other things, on the size of that customer's capital expenditure budget devoted to platform construction plans in a particular year and the Company's ability to meet the customer's delivery schedule, customers that account for a significant portion of revenue in one fiscal year may represent an immaterial portion of revenue in subsequent years.

      Most of the Company's projects are awarded on a fixed-price or alliance/partnering basis, and while customers may consider other factors, including the availability, capability, reputation and safety record of a contractor, price and the ability to meet a customer's delivery schedule are the principal factors on which the Company is awarded contracts. The Company's contracts generally vary in length from one month to eighteen months depending on the size and complexity of the project.

      Under fixed price contracts, the Company receives the price fixed in the contract, subject to adjustment only for change orders placed by the customer. As a result, the Company retains all cost savings but is also responsible for all cost overruns. Under typical alliance/partnering arrangements, the Company and the customer agree in advance to a target price that includes specified levels of labor and material costs and profit margins. If the project is completed at less cost than those targeted in the contract, the contract price is reduced by a portion of the savings. If the cost to completion is greater than those targeted in the contract, the contract price is increased, but generally to the target price plus the actual incremental cost of materials and direct labor costs. Accordingly, under alliance/partnering arrangements, the Company has some protection from cost overruns but also shares a portion of any cost savings with the customer. Under cost-plus arrangements, the Company receives a specified fee in excess of its direct labor and material cost and so is protected against cost overruns but does not benefit directly from cost savings. Because the Company generally prices materials as pass-through items on its contracts, the cost and productivity of the Company's labor force are the primary factors affecting the Company's operating costs. Consequently, it is essential that the Company control the cost and productivity of the direct labor hours worked on the Company's projects. As an aid to achieving this control, the Company places a single project manager in charge of the production operations related to each project and gives significant discretion to the project manager, with oversight by the Company's Vice President for Operations. As an incentive to control man-hours, the Company gives production bonuses to its supervisory employees if the actual hours worked on a contract are less than the estimated hours used to formulate a bid for the project. Although no assurance can be given that the Company will realize profits on its current or future contracts, the Company believes that its single project manager and incentive policies reduce the likelihood of significant cost overruns.

Seasonality

      The Company's operations are subject to seasonal variations in weather conditions and daylight hours. Since most of the company's construction activities take place outdoors, the number of direct labor hours worked generally declines in the winter months due to an increase in rainy and cold conditions and a decrease in daylight hours. In addition, the Company's customers often schedule the completion of their projects during the summer months in order to take advantage of the milder weather during such months for the installation of their platforms. As a result, a disproportionate portion of the Company's income has historically been earned during the second and third quarters of the year, and the Company has occasionally incurred losses during the first and fourth quarters of its fiscal year. For example, the portion of net income earned during the second and third quarters amounted to 103%, 81% and 58% of the Company's total net income for fiscal 1994, 1995 and 1996, respectively. Because of this seasonality, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Competition

      The offshore platform fabrication industry is highly competitive and influenced by events largely outside of the control of offshore platform fabrication companies. Although oil and natural gas prices have generally increased since late 1994, as a result of the substantial declines in oil and gas prices in 1992, 1993 and parts of 1994, many oil and gas companies significantly decreased their expenditures for development projects in the Gulf of Mexico during those years. During that period, there was consolidation in the industry as a number of marine construction companies combined with other companies or ceased operations altogether. The remaining companies compete intensely for available projects, which are generally awarded on a competitive bid basis with customers usually requesting bids on projects one to three months prior to commencement. The Company's marketing staff contacts oil and gas companies believed to have fabrication projects scheduled to allow the Company an opportunity to bid for the projects. Although price and the contractor's ability to meet a customer's delivery schedule are the principal factors in determining which qualified fabricator is awarded a contract for a project, customers also consider, among other things, the availability of technically capable personnel and facility space, a fabricator's efficiency, condition of equipment, reputation, safety record and customer relations.

      The Company currently has two primary competitors, Aker Gulf Marine and J.Ray McDermott, S.A., for the fabrication of platform jackets to be installed in the Gulf of Mexico in water depths greater than 300 feet. In addition to these two companies, the Company primarily competes with five other fabricators for platform jackets for intermediate water depths from 150 feet to 300 feet. A number of other companies compete for projects designed for shallower waters. Certain of the Company's competitors have greater financial and other resources than the Company. At least one of the Company's competitors also has fabrication yards located throughout the world, can offer a customer engineering, design and installation services in addition to fabrication services and has deep water access that enables it to build and transport jackets for use in water depths greater than 800 feet.

      The Company believes that certain barriers exist that prevent new companies from competing with the Company for platforms designed for use in water depths greater than 300 feet, including the substantial investment required to establish an adequate facility, the difficulty of locating a facility adjacent to an adequate waterway due to environmental and wetland regulations, and the limited availability of experienced supervisory and management personnel. Although new companies can enter the market for small structures more easily, management believes these factors will likely prevent an increase in domestic competition for larger structures, especially jackets.

      The Company believes that its competitive pricing, expertise in fabricating offshore marine structures and its certification as an ISO 9002 fabricator will enable it to continue to compete effectively for projects destined for international waters. The Company recognizes, however, that foreign governments often use subsidies and incentives to create jobs where oil and gas production is being developed. In addition, the additional transportation costs that will be incurred when exporting structures from the U.S. to foreign locations may hinder the Company's ability to successfully bid for projects against foreign competitors. Because of subsidies, import duties and fees, taxes on foreign operators and lower wage rates in foreign countries along with fluctuations in the value of the U.S. dollar and other factors, the Company may not be able to remain competitive with foreign contractors for projects designed for use in international waters as well as those designed for use in the Gulf of Mexico.

Backlog

      As of December 31, 1996, the Company's backlog was approximately $87.1 million, $85.7 of which management expects to be performed by
December 31, 1997.   Of the $87.1 million backlog at December 31, 1996,
approximately 88% was attributable to three projects, two of which were for the same customer. The Company's backlog as of March 1, 1997 was $____ million.

      The Company's backlog is based on management's estimate of the direct labor hours required to complete, and the remaining amounts to be invoiced with respect to, those projects as to which a customer has authorized the Company to begin work or purchase materials pursuant to written contracts, letters of intent or other forms of authorization. Often, however, management's estimates are based on incomplete engineering and design specifications. As engineering and design plans are finalized or changes to existing plans are made, management's estimate of the direct labor hours required to complete and price at completion for such projects is likely to change. In addition, all projects currently included in the Company's backlog are subject to termination at the option of the customer, although the customer in that case is generally required to pay the Company for work performed and materials purchased through the date of termination and, in some instances, pay the Company termination fees.

Government and Environmental Regulation

      Many aspects of the Company's operations and properties are materially affected by federal, state and local regulation, as well as certain international conventions and private industry organizations. The exploration and development of oil and gas properties located on the outer continental shelf of the United States is regulated primarily by the Minerals Management Service ("MMS"). The MMS has promulgated federal regulations under the Outer Continental Shelf Lands Act requiring the construction of offshore platforms located on the outer continental shelf to meet stringent engineering and construction specifications. Violations of these regulations and related laws can result in substantial civil and criminal penalties as well as injunctions curtailing operations. The Company believes that its operations are in compliance with these and all other regulations affecting the fabrication of platforms for delivery to the outer continental shelf of the United States. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry. In addition, offshore construction and drilling in certain areas have been opposed by environmental groups and, in certain areas, has been restricted. To the extent laws are enacted or other governmental actions are taken that prohibit or restrict offshore construction and drilling or impose environmental protection requirements that result in increased costs to the oil and gas industry in general and the offshore construction industry in particular, the business and prospects of the Company could be adversely affected. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in existing regulations.

      The Company's operations and properties are subject to a wide variety of increasingly complex and stringent foreign, federal, state and local environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of solid and hazardous wastes, the remediation of soil and groundwater contaminated by hazardous substances and the health and safety of employees. These laws may provide for "strict liability" for damages to natural resources and threats to public health and safety, rendering a party liable for the environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for strict, joint and several liability for remediation of spills and other releases of hazardous substances, as well as damage to natural resources. In addition, the Company may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

      The  Comprehensive   Environmental   Response,  Compensation,  and
Liability Act of 1980, as amended, and similar laws provide for responses to and liability for releases of hazardous substances into the environment. Additionally, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the Emergency Planning and Community Right to Know Act, each as amended, and similar foreign, state or local counterparts to these federal laws, regulate air emissions, water discharges, hazardous substances and wastes, and require public disclosure related to the use of various hazardous substances. Compliance with such environmental laws and regulations may require the acquisition of permits or other authorizations for certain activities and compliance with various standards or procedural requirements. The Company believes that its facilities are in substantial compliance with current regulatory standards.

      The Company's operations are also governed by laws and regulations relating to workplace safety and worker health, primarily the Occupational Safety and Health Act and regulations promulgated
thereunder.   In  addition,  various  other   governmental   and  quasi-
governmental agencies require the Company to obtain certain permits, licenses and certificates with respect to its operations. The kind of permits, licenses and certificates required in the Company's operations depend upon a number of factors. The Company believes that it has all material permits, licenses and certificates necessary to the conduct of its existing business.

      The  Company's  compliance  with  these  laws  and regulations has entailed certain additional expenses and changes in operating procedures. The Company believes that compliance with these laws and regulations will not have a material adverse effect on the Company's business or financial condition for the foreseeable future. However, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies, or stricter or different interpretations of existing laws and regulations, may require additional expenditures by the Company, which expenditures may be material.

      Pursuant to the Dolphin Acquisition, the Company also has employees engaged in the offshore operations which are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law, which laws operate to make the liability limits established under state workers' compensation laws inapplicable to these employees and, instead, permit them or their representatives to pursue actions against the Company for damages or job related injuries, with generally no limitations on the Company's potential liability. The Company's ownership and operation of vessels can give rise to large and varied liability risks, such as risks of collisions with other vessels or structures, sinkings, fires and other marine casualties, which can result in significant claims for damages against both the Company and third parties for, among other things, personal injury, death, property damage, pollution and loss of business.

      In addition to government regulation, various private industry organizations, such as the American Petroleum Institute, the American Society of Mechanical Engineers and the American Welding Society, promulgate technical standards that must be adhered to in the fabrication process.

Insurance

      The Company maintains insurance against property damage caused by fire, flood, explosion and similar catastrophic events that may result in physical damage or destruction to the Company's facilities. All policies are subject to deductibles and other coverage limitations. The Company also maintains a builder's risk policy for its construction projects and general liability insurance. The Company is self-insured for workers' compensation liability except for losses in excess of $300,000 per occurrence for Louisiana workers' compensation and for U.S. longshoreman and harbor workers' coverage. The Company also maintains maritime employer's liability insurance. Although management believes that the Company's insurance is adequate, there can be no assurance that the Company will be able to maintain adequate insurance at rates which management considers commercially reasonable, nor can there be any assurance such coverage will be adequate to cover all claims that may arise.

Legal Proceedings

      The Company is one of four defendants in a lawsuit (AGIP Petroleum Co. Inc. v. Gulf Island Fabrication, Inc., McDermott Incorporated, Snamprogetti USA, Inc. and Petro-Marine Engineering of Texas, Inc., Civil Action No. H-94-3382, United States Federal District Court for the Southern District of Texas) in which AGIP Petroleum Co. Inc. (the "Plaintiff") claims that the Company improperly installed certain attachments to a jacket that it had fabricated for the Plaintiff. The Plaintiff and its installation contractor decided to remove the attachments prior to placing the jacket in its intended location in the Gulf of Mexico and modified the offshore installation plan. The installation was unsuccessful and the jacket, after retrieval, required repair and refurbishment. The Plaintiff, which has recovered most of its out-of-pocket losses from its own insurer, seeks to recover the remainder of its claimed out-of-pocket losses (approximately $1 million) and approximately $63 million for economic losses which it alleges resulted from the delay in oil and gas production that was caused
by  these   events and punitive damages.  Co-defendants   with   the
Company include the installation contractor, the firm that acted as the Plaintiff's agent in supervising the fabrication and installation of the jacket and the design engineer that provided engineering services related to the design and installation of the jacket. The Company has received certain favorable rulings from the Court, particularly the Court's ruling that the Company is not liable for economic losses with respect to certain of the Plaintiff's principal causes of action; however, the Plaintiff could appeal these rulings in the future. The Company believes that it has meritorious defenses to the remaining claims of the Plaintiff. In addition, the Company believes that it should be entitled to coverage as an additional named insured under the Plaintiff's builders risk insurance policy relating to this project, although the insurer has not admitted coverage. The Company is vigorously contesting the Plaintiff's claims and, based on the Company's analysis of the Plaintiff's claims and the Company's defenses thereto, the Court's rulings received to date and the availability of insurance coverage under the Plaintiff's builders risk policy, the Company believes that its liability for such claims, if any, will not be material to its financial position. In view of the uncertainties inherent in litigation, however, no assurance can be given as to the ultimate outcome of such claims.

      The Company is a party to various other routine legal proceedings primarily involving commercial claims, workers' compensation claims, and claims for personal injury under the General Maritime Laws of the United States and the Jones Act. While the outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty, management believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on the Company's business or financial condition.

Employees

      The Company's workforce varies based on the level of ongoing fabrication activity at any particular time. During 1996, the number of Company employees ranged from approximately 420 to more than 520. As of March 1, 1997, the Company had approximately _____ employees. None of the Company's employees is employed pursuant to a collective bargaining agreement, and the Company believes that its relationship with its employees is good.

      The Company's ability to remain productive and profitable depends substantially on its ability to attract and retain skilled construction workers, primarily welders, fitters and equipment operators. In addition, the Company's ability to expand its operations depends primarily on its ability to increase its labor force. The demand for such workers is high and the supply is extremely limited. While the Company believes its relationship with its skilled labor force is good, a significant increase in the wages paid by competing employers could result in a reduction in the Company's skilled labor force, increases in the wage rates paid by the Company, or both. If either of these occurred, in the near-term, the profits expected by the Company from work in progress could be reduced or eliminated and, in the long-term, to the extent such wage increases could not be passed on to the Company's customers, the production capacity of the Company could be diminished and the growth potential of the Company could be impaired.

      As part of an effort to increase and improve its workforce, the Company recently hired a full-time recruiter responsible for coordinating all aspects of the Company's recruiting efforts, instituted and enhanced several incentive programs for its current employees and expanded its training facility. The Company has facilities to train its employees on productivity and safety matters. The Company is committed to training its employees and offers advancement through in-house training programs.

                                  MANAGEMENT

Directors and Executive Officers

      The following table sets forth, as of January 31, 1997, certain information with respect to the Company's directors and executive officers.

        Name                Age                Position
    __________           ________          ________________

Alden J. Laborde            81    Chairman of the Board of Directors
Kerry J. Chauvin            49    President, Chief Executive Officer
                                  and Director
William A. Downey           50    Vice President - Operations
Murphy A. Bourke            51    Vice President - Marketing
Joseph P. Gallagher, III    46    Vice President - Finance, Chief
                                  Financial Officer, Treasurer and
                                  Secretary
Gregory J. Cotter           48    Director
Thomas E. Fairley           48    Director
Hugh J. Kelly               71    Director
John P. "Jack" Laborde      47    Director
Huey J. Wilson              68    Director


      Alden J. "Doc" Laborde has served as Chairman of the Board of the Company since 1986 and as a director since 1985. He also served as the Company's Chief Executive Officer from 1986 to January 1990. Mr. Laborde founded ODECO, Inc., an offshore drilling contractor ("ODECO"), and served as its Chairman of the Board and Chief Executive Officer from 1953 to 1977. In 1954, Mr. Laborde founded Tidewater Inc. ("Tidewater"), a supplier of offshore marine transportation and other services, and served as a director of Tidewater from 1978 to 1986 and as director emeritus from 1986 to September 1993. Mr. Laborde graduated from the United States Naval Academy with a degree in engineering and served in World War II as a combat officer. Mr. Laborde is the father of John P. "Jack" Laborde.

      Kerry J. Chauvin has served as the Company's President and as a director since the Company's inception and has served as Chief Executive Officer since January 1990. Mr. Chauvin also served as the Company's Chief Operating Officer from January 1989 to January 1990. He has over 20 years of experience in the fabrication industry including serving from 1979 to 1984 as President of Delta Fabrication, the assets of which were purchased by the Company in 1985, and as Executive Vice President, General Manager and Manager of Engineering with Delta Fabrication from 1977 to 1979. From 1973 to 1977, he was employed by Delta Shipyard as Manager of New Construction and as a Project Manager. Mr. Chauvin holds both an M.B.A. degree and a B.S. degree in Mechanical Engineering from Louisiana State University. Mr. Chauvin is on the board of directors of First National Bank of Houma, the parent company of which, First
National  Bancshares,  has  securities  listed  on  the  American  Stock
Exchange.

      William A. Downey has been Vice President - Operations of the Company since 1985. From 1980 to 1984, Mr. Downey served as the Vice President of Engineering of Delta Fabrication. With over 20 years of experience in the fabrication industry, he has served in various capacities with Avondale Industries, Inc., including Senior Project Manager and Senior Cost & Design Analyst, and has also been employed by Sanderson Enterprises, Inc. and Mission Drilling & Exploration Corp. Mr. Downey received his B.S. degree in Industrial Technology from Southeastern Louisiana University in 1971.

      Murphy A. Bourke has been Vice President - Marketing since the Company began operations in 1985. Mr. Bourke also served as Vice President Marketing for Delta Fabrication from 1979 to 1984 and as the General Sales Manager of Louisiana State Liquor Distributors, Inc., a beverage distributor, from 1972 to 1979. He holds a B.A. degree in marketing from Southeastern Louisiana University.

      Joseph P. "Duke" Gallagher, III was elected Vice President - Finance and Chief Financial Officer of the Company in January 1997. Mr. Gallagher has been the Company's Controller since 1985, the Treasurer since 1986 and Secretary since January 1993. Mr. Gallagher also served as Secretary from 1986 to 1990. From 1981 to 1985, he was employed as the Controller of TBW Industries, Incorporated, a manufacturer of machinery and pressure vessels, and from 1979 to 1981 as the Assistant Controller of Brock Exploration Corporation, a publicly traded oil and gas exploration company. Mr. Gallagher, a Certified Public Accountant, also worked as a Senior Auditor for the accounting firm A.A. Harmon & Co., CPA's Inc. He received a B.S. degree in Production Management in 1973 from the University of Southwestern Louisiana.

      Gregory J. Cotter has been a director of the Company since 1985 and has served as a non-compensated financial advisor to the Company since its formation. Mr. Cotter has also been President, Chief Operating and Financial Officer and a director of Huey Wilson Interests, Inc. since January 1989. Mr. Cotter also served in that capacity from 1985 through 1986. During 1987 and 1988, Mr. Cotter was President, Chief Operating Officer and a director of Great American Corporation, then a publicly traded multibank holding company. Since October 1989, Mr. Cotter has served as President, Chief Financial Officer and a director of Wilson Jewelers, Inc. From 1977 to 1985, Mr. Cotter was Senior Vice President and Chief Financial Officer of H. J. Wilson, Co., Inc., then a publicly traded jewelry and retail merchandising chain. Mr. Cotter received his B.S. degree in Chemical Engineering in 1970 and his M.B.A. in 1972, both from Tulane University.

      Thomas E. Fairley has served as a director of the Company since January 1997 and is the Chairman of the Board, Chief Executive Officer and President of Trico Marine Services, Inc. ("Trico"), a publicly traded marine vessel operator. He has served in that capacity since October 1993 and as President of Trico Marine Operations, the predecessor of Trico, since 1980. From 1978 to 1980, Mr. Fairley served as Vice President of Trans Marine International, an offshore marine service company and wholly-owned subsidiary of GATX Leasing Corporation. From 1975 to 1978, Mr. Fairley served as General Manager of International Logistics, Inc., a company engaged in the offshore marine industry. Prior to 1975, Mr. Fairley held various positions with Petrol Marine Company, an offshore marine service company.

      Hugh J. Kelly has served as a director of the Company since January 1997, and has been an oil and gas consultant since 1989. From 1977 to 1989, Mr. Kelly served as the Chief Executive Officer of ODECO. Mr. Kelly is a director of Tidewater, Hibernia Corporation (regional bank holding company), Chieftain International, Inc. (oil and gas exploration and development concern), Baroid Corporation (an energy services and equipment provider) and Central Louisiana Electric Co. (electric utility company).

      John P. "Jack" Laborde has served as a director of the Company since January 1997. Mr. Laborde is the Chief Executive Officer of All Aboard Development Corporation, an independent oil and gas exploration and production company. He has served in that capacity since April 1996 and as a Vice President since April 1992. Mr. Laborde served as a consultant to the Company from April 1996 to December 1996. From April 1992 to March 1996, Mr. Laborde served as the International Marketing Manager of the Company. From 1978 to 1992, Mr. Laborde served in various capacities, including Vice President - International Operations and Marketing Manager, for ODECO. Mr. Laborde received his B.S. in Civil Engineering in 1971 and his M.B.A. in 1973, both from Tulane University. Jack Laborde is the son of Alden J. Laborde.

      Huey J. Wilson, one of the Company's founding shareholders, was elected director in January 1997. Mr. Wilson founded H.J. Wilson, Co., Inc. ("Wilson's"), a jewelry and retail merchandising chain that grew to become the largest publicly traded company headquartered in Baton Rouge, Louisiana. He was Chairman of the Board and Chief Executive Officer of Wilson's from 1957 to 1985, when it was sold to Service Merchandise Company. Until June 1993, Mr. Wilson served as Chairman of the Board since 1982, Chief Executive Officer since 1983, and a director since 1973 of Great American Corporation, a then publicly traded multibank holding company. Currently, Mr. Wilson is the Chairman of the Board and Chief Executive Officer of Huey Wilson Interests, Inc., a financial and business management company he founded in 1985, and Chairman of the Board and Chief Executive Officer of Wilson Jewelers, Inc., a jewelry store chain he established in 1989.

      The Company's Articles of Incorporation ("Articles") and By-laws provide for the Board of Directors to be divided into three classes of directors with each class to be as nearly equal in number of directors as possible, with directors serving staggered three-year terms. The terms of the Class I directors, Messrs. Fairley and Kelly, will expire in 1998. The terms of the Class II directors, Messrs. Cotter and Jack Laborde, will expire in 1999, and the terms of the Class III directors, Messrs. Chauvin, Wilson and Alden Laborde, will expire in 2000. Each director serves until the end of his term or until his successor is elected and qualified. See "Description of Capital Stock -- Certain Anti-Takeover and Other Provisions of the Articles and By-laws."

Director Compensation

      Each director who is not an employee of the Company is paid an annual director's fee of $12,000 plus $1,000 for each board or committee meeting attended. All directors are reimbursed for reasonable out-of-pocket expenses incurred in attending board and committee meetings.

Committees

      The Company's Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee reviews the Company's annual audit and meets with the Company's independent public accountants to review the Company's internal controls and financial management practices. The current members of the Audit Committee are Messrs. Cotter, Fairley and Jack Laborde.

      The Compensation Committee recommends to the Board of Directors compensation for the Company's key employees, administers the Company's stock incentive plan and performs such other functions as may be prescribed by the Board of Directors. The current members of the Compensation Committee are Messrs. Alden Laborde, Wilson and Kelly.

Executive Compensation

      The following table summarizes the compensation paid to its Chief Executive Officer and each of its most highly compensated executive officers for the year ended December 31, 1996. No other employee of the Company earned more than $100,000 in 1996.


    Name and Principal Position        Year     Annual Compensation
    ____________________________      ______   _____________________  All Other
                                               Salary     Bonus<F1>  Compensation<F2>
                                               ______     __________ _____________
Kerry J. Chauvin, President and
  Chief Executive Officer ..........   1996   $199,370    $162,777     $5,736
William A. Downey, Vice President -
  Operations .......................   1996    124,400      81,389     11,540
Murphy A. Bourke, Vice President -
  Marketing ........................   1996    120,417      81,389      4,582
Joseph P. Gallagher, III, Vice
  President - Finance and Chief
  Financial Officer.................   1996     80,860      26,858      2,943

_________________________

<F1>  For fiscal 1996, the Board  of  Directors  voted to pay bonuses to the Company's executive officers based on a percentage of the Company's income before taxes, adjusted for the bonuses and a non-recurring compensation charge (the "Profit Participation Amount"). In 1996, Messrs. Chauvin, Downey, Bourke and Gallagher were paid bonuses equal to 2%, 1%, 1% and 1/3%, respectively, of the Profit Participation Amount. The Compensation Committee presently intends to pay 1997 bonuses to these executive officers that will be similarly calculated, except that it has been recommended that Mr. Gallagher's bonus be 2/3% of the Profit Participation Amount in 1997.

<F2>  Includes (i) matching contributions  of $4,750, $4,289, $4,172 and
      $2,631 to the Company's 401(k) plan on behalf of Messrs. Chauvin, Downey, Bourke and Gallagher, respectively, (ii) premium payments in the amount of $410, $410, $410 and $312 for Messrs. Chauvin, Downey, Bourke and Gallagher, respectively, under a long-term disability insurance plan, which premium payments are attributable to benefits in excess of those provided generally for other employees, and (iii) personal use of a company vehicle in the amount of $576 and $6,841 for Messrs. Chauvin and Downey, respectively.

Compensation Committee Interlocks and Insider Participation

      Prior to January 31, 1997, the Board of Directors had no compensation committee, and Mr. Chauvin participated in deliberations of the Company's Board of Directors concerning executive officer compensation.

Compensation Pursuant to Plans

      Retirement Plan. In 1988, the Company implemented the Gulf Island Fabrication, Inc. Qualified Retirement Plan (the "Retirement Plan"), which has both a profit sharing and a 401(k) savings plan feature. The Retirement Plan permits each employee (other than non-resident alien employees and employees covered by collective bargaining agreements, of which the Company has none) to become a participant in the Retirement Plan on the first day of each month (an entry date) following the latest of the employee's completion of three months of employment or the attainment of age 18.

      The Company makes an annual contribution, if any, to the profit sharing feature in an amount determined by the Board of Directors. Subject to certain limitations required by law, the Company's contribution is allocated to each participant in the proportion that the total compensation paid by the Company to such participant during the plan year bears to the aggregate compensation paid by the Company to all participants during the plan year.

      Under the savings plan feature of the Retirement Plan, each active participant may elect, subject to certain limitations required by law, to defer, on a pre-tax basis, payment of up to 15% of his or her compensation and have this amount credited to the participant's Plan account. The Company contributes to the account of each participant a matching contribution equal to 50% of such participant's contributions that are not in excess of 6% of compensation. The savings plan feature also provides for additional Company contributions, if any, at the discretion of the Board. Subject to certain limitations required by law, the Company's discretionary match is allocated to each participant in the proportion that the total matching contribution paid by the Company to such participant during the plan year bears to the aggregate matching contribution paid by the Company to all participants during the plan year.

      In accordance with the employee's instructions, all funds in a participant's account are invested in one or more of the four investment alternatives of Invesco Trust Company, the Plan's trustee, which are designated by the plan administrator.

      Employee contributions to the savings plan feature and earnings thereon are 100% vested at all times. Contributions by the Company, and earnings thereon, vest based on the participant's years of service with the Company, vesting 20% after two years of service and increasing in 20% increments with each additional year of service, thus becoming 100% vested following six years of service. All contributions vest, regardless of years of service, upon termination of employment by reason of death or disability, attainment of age 65 or the termination or discontinuance of the Retirement Plan. After termination of employment, an employee is entitled to receive a lump-sum distribution of his or her entire vested interest in the Retirement Plan.

      During the 1996 plan year, the Company made contributions of $125,000 to the profit sharing feature, contributions of $292,000 to the match feature, and contributions of $125,000 to the discretionary match feature of the Retirement Plan. For amounts credited to the accounts of Messrs. Chauvin, Downey, Bourke and Gallagher, see "-- Compensation of Executive Officers."

      Long-Term Incentive Plan. In February 1997, the Company adopted and its shareholders approved the Long-Term Incentive Plan (the "1997 Plan") to provide long-term incentives to its key employees, including officers and directors who are employees of the Company (the "Eligible Employees"). Under the 1997 Plan, which is administered by the Compensation Committee of the Board of Directors, the Company may grant incentive stock options, non-qualified stock options, restricted stock, stock awards or any combination thereof (the "Incentives") to Eligible Employees. The Compensation Committee will establish the exercise price of any stock options granted under the Incentive Plan, provided that the exercise price may not be less than the fair market value of the Common Stock on the date of grant. The option exercise price may be paid in cash, in Common Stock held for at least six months, in a combination of cash and Common Stock, or through a broker-assisted exercise arrangement approved by the Compensation Committee.

      A total of 500,000 shares of Common Stock are available for issuance under the 1997 Plan. Incentives with respect to no more than 200,000 shares of Common Stock may be granted to any single Eligible Employee in one calendar year. Proportionate adjustments will be made to the number of shares subject to the 1997 Plan, including the shares subject to outstanding Incentives, in the event of any recapitalization, stock dividend, stock split, combination of shares or other change in the Common Stock. In the event of such adjustments, the purchase price of any outstanding option will be adjusted as and to the extent appropriate, in the reasonable discretion of the compensation Committee, to provide participants with the same relative rights before and after such adjustment.

      All outstanding Incentives will automatically become exercisable and fully vested and all performance criteria will be deemed to be waived by the Company upon (i) a reorganization, merger or consolidation of the Company in which the Company is not the surviving entity, (ii) the sale of all or substantially all of the assets of the Company, (iii) a liquidation or dissolution of the Company, (iv) a person or group of persons, other than Messrs. Alden Laborde or Wilson or any employee benefit plan of the Company, becoming the beneficial owner of 30% or more of the Company's voting stock or (v) the replacement of a majority of the Board in a contested election (a "Significant Transaction"). The Committee also has the authority to take several actions regarding outstanding Incentives upon the occurrence of a Significant Transaction, including requiring that outstanding options remain exercisable only for a limited time, providing for mandatory conversion of outstanding options in exchange for either a cash payment or Common Stock, making equitable adjustments to Incentives or providing that outstanding options will become options relating to securities to which a participant would have been entitled in connection with the Significant Transaction if the options had been exercised.

      As of the date of this Prospectus, options to purchase 106,500 shares of Common Stock have been granted under the 1997 Plan to employees of the Company, including options to purchase 48,000, 22,500, 20,000, and 16,000 shares to Messrs. Chauvin, Downey, Bourke and Gallagher, respectively. All of the options granted as of the date of this Prospectus under the 1997 Plan have a ten-year term, an exercise price equal to the initial public offering price per share and will become exercisable five years from the date of grant.

Limitation of Directors' and Officers' Liability and Indemnification

      In accordance with Louisiana law, the Company's Articles (described further below) contain provisions eliminating the personal liability of directors and officers to the Company and its shareholders for monetary damages for breaches of their fiduciary duties as directors or officers, except for (i) a breach of a director's or officer's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or stock repurchases or redemptions that are illegal under Louisiana law and (iv) any transaction from which a director or officer receives an improper personal benefit. As a result of the inclusion of such provisions, shareholders may be unable to recover monetary damages against directors or officers for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct.

      The Company believes that these provisions are necessary to attract and retain qualified individuals to serve as directors and officers. In addition, such provisions will allow directors and officers to perform their duties in good faith without undue concern about personal liability if a court finds their conduct to have been negligent or grossly negligent. On the other hand, the potential remedies available to a Company shareholder will be limited, and it is possible, although unlikely, that directors or officers protected by these provisions may not demonstrate the same level of diligence or care that they would otherwise demonstrate.

      The Company's By-laws require the Company to indemnify its officers and directors against certain expenses and costs, judgments, settlements and fines incurred in the defense of any claim, including any claim brought by or in the right of the Company, to which they were made parties by reason of being or having been officers or directors, subject to certain conditions and limitations. The By-law provisions that govern such indemnification are included as an exhibit to the Company's Registration Statement, of which this Prospectus forms a part.

      Each of the Company's directors and executive officers has entered into an indemnity agreement with the Company, pursuant to which the Company has agreed under certain circumstances to purchase and maintain directors' and officers' liability insurance. The agreements also provide that the Company will indemnify the directors and executive officers against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director or executive officer by reason of his position as director or executive officer that are in excess of the coverage provided by any such insurance, provided that the director or executive officer meets certain standards of conduct. A form of indemnity agreement containing such standards of conduct is included as an exhibit to the Company's Registration Statement, of which this Prospectus forms a part. Under the indemnity agreements, the Company is not required to purchase and maintain directors' and officers' liability insurance if it is not reasonably available or, in the reasonable judgment of the Board of Directors, there is insufficient benefit to the Company from the insurance.

                            PRINCIPAL SHAREHOLDERS

      The following table sets forth, as of February 13, 1997, certain information regarding beneficial ownership of the Common Stock by (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) each of the Company's executive officers and (iv) all of the Company's directors and executive officers as a group. Unless otherwise indicated, the Company believes that the shareholders listed below have sole investment and voting power with respect to their shares based on information furnished to the Company by such shareholders.

Name of Beneficial Owner         Number of Shares    Percent of Outstanding
                                 Beneficially Owned     Common Stock
                                 __________________  ______________________
                                                       Before      After
                                                      Offering    Offering
                                                     __________  __________

Alden J. Laborde<F1>                  1,416,100           36%       23%
Huey J. Wilson<F1>                    1,725,500           49%       31%
Kerry J. Chauvin                         21,000            *         *
William A. Downey                        10,500            *         *
Murphy A. Bourke                         10,500            *         *
Joseph P. Gallagher, III                  7,000            *         *
John P. "Jack" Laborde                   28,000<F2>        *         *
All directors and executive officers
  as a group (10 persons)             3,190,600           91%       58%
________________
*Less than one percent.
<F1>  The address of Alden J. Laborde is 210 Baronne Street, Suite 1042,
      New Orleans,  Louisiana  70112.   The address of Huey J. Wilson is
      Suite  650,  3636  S.  Sherwood  Forest  Boulevard,  Baton  Rouge,
      Louisiana 70816.
<F2>  Includes 11,200 shares which Mr. Jack  Laborde  may  be  deemed to beneficially own that are owned by his minor child.

                             CERTAIN TRANSACTIONS

      Prior to the completion of the Offering, the Company intends to distribute to its current shareholders in connection with the termination of the Company's S Corporation status approximately $15.0 million, which amount represents undistributed earnings of the Company on which the current shareholders will have incurred federal and state income taxes. Directors and executive officers of the Company who are also shareholders will receive, in the aggregate, approximately $13.5 million as a result of this distribution.

      The Company has entered into a registration rights agreement (the "Registration Rights Agreement") with Messrs. Alden Laborde and Wilson, pursuant to which Messrs. Alden Laborde and Wilson have limited rights to require the Company to register shares of Common Stock owned by them under the Securities Act. Under the Registration Rights Agreement, after the consummation of the Offering, each of Messrs. Alden Laborde and Wilson is entitled to two demand registrations. If either of Messrs. Laborde or Wilson makes such a demand, the other is entitled to include his shares in such registration.

      If the Company proposes to register any Common Stock under the Securities Act in connection with a public offering, each of Messrs. Laborde and Wilson may require the Company to include all or a portion of the shares of Common Stock held by such shareholder. The Company has agreed to pay all the expenses of registration under the Registration Rights Agreement, other than underwriting discounts and commissions. See "Risk Factors--Shares Eligible for Future Resale; Registration Rights."

                         DESCRIPTION OF CAPITAL STOCK

      The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share, issuable in series (the "Preferred Stock"). As of February 14, 1997, 3,500,000 shares of Common Stock were outstanding and held of record by approximately 33 persons, and no shares of Preferred Stock were outstanding. Prior to the Offering, there has been no public market for the Common Stock. Although application has been made to have the Common Stock listed on the Nasdaq National Market, there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained. See "Risk Factors -- No Prior Market; Possible Volatility of Market Price; Dilution." The following description of the capital stock of the Company is qualified in its entirety by reference to the Company's Articles and By-laws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

Common Stock

      Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on all matters on which shareholders are entitled to vote; shareholders may not cumulate votes for the election of directors. Subject to any preferences accorded to the holders of the Preferred Stock, if and when issued by the Board of Directors, holders of Common Stock are entitled to dividends at such times and in such amounts as the Board of Directors may determine. The Company currently does not intend to pay dividends for the foreseeable future. In addition, the Company's Bank Credit Facility contains provisions that limit the Company from paying dividends to holders of its Common Stock. See "Risk Factors -- Dividends" and "Dividend Policy." Upon the dissolution, liquidation or winding up of the Company, after payment of debts, expenses and the liquidation preference plus any accrued dividends on any outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to receive all remaining assets of the Company ratably in proportion to the number of shares held by them. Holders of Common Stock have no preemptive, subscription or conversion rights and are not subject to further calls or assessments, or rights of redemption by the Company. The outstanding shares of Common Stock are, and the shares of Common Stock being sold in the Offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

      The Company's Board of Directors has the authority, without approval of the stockholders, to issue shares of Preferred Stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters with respect to the Preferred Stock that may be determined by the Board of Directors are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights, if any, and voting powers, if any.

      One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If, in the exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Articles grant the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued that would entitle holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes, (iii) to elect directors having terms of office or voting rights greater than those of other directors,
(iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control or (vi) to exercise other rights designated to impede a takeover. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely effect the rights of holders of the Common Stock.

      In addition, certain other charter provisions that are described below may have the effect of, either alone or in combination with each other or with the existence of authorized but unissued capital stock, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

Certain Anti-takeover and Other Provisions of the Articles and By-laws

      Classified Board of Directors. The Articles and By-laws divide the members of the Board of Directors who are elected by the holders of the Common Stock into three classes with each class to be as nearly equal in number of directors as possible, serving three-year staggered terms. See "Management -- Executive Officers and Directors."

      Advance Notice of Intention to Nominate a Director. The Articles and By-laws permit a stockholder to nominate a person for election as a director only if written notice of such stockholder's intent to make a nomination has been given to the Secretary of the Company not less than 45 days or more than 90 days prior to an annual meeting, unless less than 55 days notice is given of the meeting, in which case notice by the stockholder must be received on the 10th day after notice of the meeting was given. This provision also requires that the stockholder's notice set forth, among other things, a description of all arrangements or understandings between the nominee and the stockholder pursuant to which the nomination is to be made or the nominee is to be elected and such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), had the nominee been nominated by the Board of Directors of the Company. Any nomination that fails to comply with these requirements may be disqualified.

      Shareholders' Right to Call Special Meeting. The Articles and By-laws provide that a special shareholders' meeting may be requested by a shareholder or group of shareholders holding in the aggregate 50% or more of the Company's total voting power.

      Shareholder Action by Unanimous Consent. Under Louisiana law, unless a corporation's articles of incorporation specify otherwise, shareholders may only act at a duly called meeting or by unanimous written consent. The Company's Articles do not contain a provision permitting action by a consent signed by less than all shareholders; therefore, the Company's shareholders can only act at a duly called meeting or by unanimous written consent.

      Removal of Directors; Filling Vacancies on Board of Directors. The Articles and By-laws provide that any director elected by holders of the Common Stock may be removed at any time by a two-thirds vote of the entire Board of Directors. In addition, any director or the entire Board may be removed at any time for cause by a vote of the holders of not less than two-thirds of the total voting power held by all holders of voting stock present or represented at a special stockholders' meeting called for that purpose. "Cause" is defined for these purposes as conviction of a felony involving moral turpitude or adjudication of gross negligence or misconduct in the performance of duties in a matter of substantial importance to the Company. The Articles and By-laws also provide that any vacancies on the Board of Directors (including any resulting from an increase in the authorized number of directors) may
be filled by the affirmative   vote   of  two-thirds  of  the  directors,
provided   the shareholders shall have the right, at any special meeting called for that purpose prior to such action by the Board, to fill the vacancy.

      Adoption and Amendment of By-laws. The Articles provide that the By-laws may be (i) adopted only by a majority vote of the Board of Directors and (ii) amended or repealed by either a two-thirds vote of the Board of Directors or the holders of at least 80% of the total voting power present or represented at any shareholders' meeting. Any provisions amended or repealed by the stockholders may be re-amended or re-adopted by the Board of Directors.

      Consideration of Tender Offers and Other Extraordinary Transactions. Under Louisiana law, the Board of Directors, when considering a tender offer, exchange offer, merger or consolidation, may consider, among other factors, the social and economic effects of the proposal on the Company, its subsidiaries and their respective employees, customers, creditors and communities.

      Amendment of Certain Provisions of the Articles; Other Corporate Action. Under Louisiana law, unless a corporation's articles of incorporation specify otherwise, a corporation's articles of incorporation may be amended by the affirmative vote of the holders of two-thirds of the voting power present at a meeting of the shareholders. The Company's Articles require the affirmative vote of not less than 80% of the total voting power of the Company to amend, alter or repeal certain provisions of the Company's Articles with respect to (i) the classification, filling of vacancies and removal of the Board of Directors, (ii) amendments to the By-laws, (iii) the application of certain anti-takeover provisions of the Louisiana law by which the Company has elected not to be governed, (iv) changes to shareholder vote requirements, (v) limitation of liability of directors and (vi) requirements for special meetings called by shareholders. Unless approved by a vote of at least two-thirds of the Board of Directors, a merger, consolidation, sale of all or substantially all of the assets or a voluntarily dissolution of the Company may be authorized only by the affirmative vote of the holders of 80% of the total voting power.

      The provisions of the Company's Articles and By-laws summarized in the preceding paragraphs may have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including those attempts that might result in the payment of a premium over the market price for the shares of Common Stock held by such shareholder.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for the Common Stock is __________.

                                 UNDERWRITING

      Subject to the terms and conditions of the Underwriting Agreement among the Company and the Underwriters named below (the "Underwriting Agreement"), the Company has agreed to sell to each of such Underwriters named below, and each of such Underwriters, for whom Morgan Keegan & Company, Inc., Raymond James & Associates, Inc. and Johnson Rice & Company L.L.C. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below.

Underwriter                                          Number of
                                                   shares of
                                                   Common Stock
Morgan Keegan & Company, Inc. ....................
Raymond James & Associates, Inc. .................
Johnson Rice & Company L.L.C. ....................
                                                     ________
      Total ......................................  2,000,000
                                                    =========

      The Underwriting Agreement provides that the Underwriters' obligation to pay for and accept delivery of the shares of Common Stock offered hereby is subject to certain conditions precedent and that the Underwriters will be obligated to purchase all such shares, excluding shares covered by the over-allotment option, if any are purchased. The Underwriters have informed the Company that no sales of Common Stock will be confirmed to discretionary accounts.

      The Company has been advised by the Underwriters that they propose initially to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $___ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $_____ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

      The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 300,000 additional shares of Common Stock solely to cover overallotments, if any. If the Underwriters exercise their overallotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them, as shown in the table above, bears to the 2,000,000 shares of Common Stock offered hereby.

      The Company, all of its officers and directors, and certain of its existing shareholders, who beneficially own an aggregate of 3,500,000 shares of Common Stock, have agreed, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than, with respect to the Company, pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of the Common Stock without the prior consent of the Representatives.

      Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be negotiated between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock will be prevailing market and economic conditions, revenues and earnings of the Company, the state of the Company's business operations, an assessment of the Company's management and consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed relevant. There can be no assurance, however, that the prices at which the Common Stock will sell in the public market after the Offering will not be lower than the initial public offering price.

      At the request of the Company, the Underwriters have reserved up to 200,000 shares of Common Stock for sale at the initial public offering price to directors, officers, employees, business associates and related persons of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

      The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                       SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the Offering, the Company will have 5,500,000 shares of Common Stock outstanding. The 2,000,000 shares of Common Stock sold in the Offering (plus any additional shares sold upon the Underwriters' exercise of their over-allotment option) will be freely transferable without restriction under the Securities Act by persons who are not deemed to be affiliates of the Company or acting as underwriters, as those terms are defined in the Securities Act. The remaining 3,500,000 shares of Common Stock held by existing stockholders were acquired in transactions not requiring registration under the Securities Act and will be "restricted stock" within the meaning of Rule
144. Consequently, such shares may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, such as Rule 144 under the Securities Act.

      In general, under Rule 144 as currently in effect, if at least two years have elapsed since shares of Common Stock that constitute restricted stock were last acquired from the Company or an affiliate of the Company, the holder is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the total shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If at least three years have elapsed since the shares were last acquired from the Company or an affiliate, a person who has not been an affiliate of the Company at any time during the three months preceding the sale is entitled to sell such shares under Rule 144(i) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning the Company. All of the 3,500,000 shares of restricted stock within the meaning of Rule 144 held by existing shareholders of the Company will be eligible for sale following the Offering in reliance on Rule 144, subject to volume limitations with respect to an aggregate of 3,190,600 shares of Common Stock held by affiliates and subject to the contractual "lock-up" restrictions described below.

      The Company has granted Messrs. Alden, Laborde and Wilson certain registration rights with respect to the Common Stock held by each of them including the rights, subject to certain conditions and limitations, to demand registration of shares of Common Stock held by them and to include shares of Common Stock held by them in any registration of securities proposed by the Company. The exercise of such registration rights is subject to the contractual "lock-up" restrictions described below. See "Certain Transactions."

      The Company, its directors and its executive officers, and certain of its existing shareholders have agreed that they will not, with certain limited exceptions, issue, offer for sale, sell, transfer, grant options to purchase or otherwise dispose of any shares of Common Stock (other than stock issued or options granted pursuant to the Company's stock incentive plans) without the prior written consent of the Representatives for a period of 180 days from the date of this Prospectus.

      Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

                                LEGAL MATTERS

      The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                   EXPERTS

      The financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, and the combined financial statements of Dolphin Services as of and for the year ended December 31, 1996, included in this Prospectus, and the financial statement schedule of the Company included in the Registration Statement of which this Prospectus forms a part, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

                              OTHER INFORMATION

      The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed or incorporated by reference as an exhibit to the Registration Statement. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission (http://www.sec.gov). The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent public accountants.

                     GLOSSARY OF CERTAIN TECHNICAL TERMS


blasting and coating
  facility:             Building and equipment used to clean steel
                        products and prepare them for coating with marine paints and other coatings.

compliant tower:        A fixed platform designed for certain deep
                        water drilling and production.

coping machine:         A  computerized  machine that cuts ends of
                        tubular pipe sections to allow for changes in weld bevel angles and fits onto other tubular pipe sections.

deck: The component of a platform on which development drilling, production, separating, gathering, piping, compression, well support, crew quartering and other functions related to offshore oil and gas development are conducted.

direct labor hours:     Direct labor hours are hours worked by employees
                        directly  involved  in  the  production  of  the
                        Company's products.  These hours  do not include
                        contractor  labor  hours  and support  personnel
                        hours  such  as  maintenance,   warehousing  and
                        drafting.

fixed platform:         A  platform consisting of a rigid  jacket  which
                        rests on tubular steel pilings driven into the seabed and which supports a deck structure above the water surface.

floating production
 platform:              Floating structure  that  supports  offshore oil
                        and gas production equipment (tension leg, semi submersible, SPAR).

grit blast system:      System  of preparing steel for coating  by
                        using steel grit rather than sand as a blasting medium.

hydraulic plate shear:  Machine  that cuts steel by a mechanical  system similar to scissors.

inshore:                Inside   coastlines,  typically  in  bays,
                        lakes and marshy areas.

ISO 9002:               International Standards  of  Operations  9002  -
                        Defines quality management system of procedures and goals for certified companies.

jacket: A component of a fixed platform consisting of a tubular steel, braced structure extending from the mudline of the seabed to a point above the water surface. The jacket is supported on tubular steel pilings driven into the seabed.

modules: Packaged equipment usually consisting of major production, utility or compression equipment with associated piping and control system.

offshore:               In unprotected waters outside coastlines.

piles: Rigid tubular pipes that are driven into the seabed to support platforms.

plasma-arc cutting
 system: Steel cutting system that uses a ionized gas cutting rather than oxy-fuel system.

platform:               A  structure  from  which offshore oil  and  gas
                        development   drilling    and   production   are
                        conducted.

spud barge:             Construction barge rigged with vertical tubular or
                        square lengths of steel pipes that are lowered to anchor the vessel.

subsea templates:       Tubular  frames  which  are placed on the seabed
                        and  anchored with piles.   Usually  a  series of
                        oil and gas wells are drilled through these underwater structures.

tension-leg platform
  (TLP): A platform consisting of a floating hull and deck anchored by vertical tensioned cables or pipes connected to pilings driven into the seabed. A tension-leg platform is typically used in water depths exceeding 1,000 feet.

                        INDEX TO FINANCIAL STATEMENTS

                                                                       Page

Pro Forma Combined Financial Statements (unaudited):
     Pro Forma Combined Balance Sheet as of December 31, 1996. . . . . F-3
     Pro Forma Combined Statement of Income for the year ended
       December 31, 1996 . . . . . . . . . . . . . . . . . . . . . . . F-5
     Notes to Pro Forma Combined Balance Sheet . . . . . . . . . . . . F-6
     Notes to Pro Forma Combined Statement of Income . . . . . . . . . F-7

Audited Financial Statements:

  Gulf Island Fabrication, Inc.
     Report of Independent Accountants . . . . . . . . . . . . . . . . F-8
     Balance Sheet as of December 31, 1995 and 1996. . . . . . . . . . F-9
     Statement of Income for the years ended December 31, 1994, 1995 and 1996. . . . . . . . . . . . . . . . . . . . . . . . . . . . F-10
     Statement of Changes in Shareholders  Equity for the years ended December 31, 1994, 1995 and 1996. . . . . . . . . . . . . F-11
     Statement of Cash Flows for the years ended December 31, 1994,
        1995 and 1996. . . . . . . . . . . . . . . . . . . . . . . . . F-12
     Notes to Financial Statements . . . . . . . . . . . . . . . . . . F-13

  Dolphin Services, Inc. and Related Companies
     Report of Independent Accountants . . . . . . . . . . . . . . . . F-20
     Combined Balance Sheet as of December 31, 1996. . . . . . . . . . F-21
     Combined Statement of Income and Retained Earnings for the year ended December 31, 1996. . . . . . . . . . . . . . . . . . . . F-22
     Combined Statement of Cash Flows for the year ended
        December 31, 1996. . . . . . . . . . . . . . . . . . . . . . . F-23
     Notes to Combined Financial Statements. . . . . . . . . . . . . . F-24

                     Gulf Island Fabrication, Inc.
                Pro Forma Combined Financial Statements
                              (unaudited)


The following unaudited pro forma combined financial statements reflect termination of Gulf Island Fabrication, Inc.'s (the "Company") status as an S Corporation, assuming that such termination occurred on December 31, 1996. The pro forma financial statements also reflect the acquisition by the Company of Dolphin Services, Inc., Dolphin Steel Sales, Inc. and Dolphin Sales and Rentals, Inc. (collectively, "Dolphin Services"), using the purchase method of accounting. The pro forma combined balance sheet combines the Company's pro forma balance sheet, as adjusted for the termination of the status as an S Corporation, and the historical statement of Dolphin Services, assuming the acquisition occurred on December 31, 1996. The pro forma combined statement of income combines the historical statements of the Company and Dolphin Services assuming the acquisition had occurred on January 1, 1996 and further reflects a pro forma provision for income taxes that would have been recorded had the Company operated as a C Corporation during the year ended December 31, 1996.

The unaudited pro forma combined financial statements do not purport to present the actual financial condition or results of operation of the Company as if the termination of the Company's S Corporation status and the acquisition of Dolphin Services had occurred on the dates specified. The unaudited pro forma combined financial statements should be read in conjunction with the historical financial statements of the Company and Dolphin Services included elsewhere in this document.

                                  GULF ISLAND FABRICATION, INC.
                           PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)
                                        DECEMBER 31, 1996
                                          (in thousands)


                                                  Pro Forma Adjustments
                                                  For conversion from                                            Pro Forma
                                  Gulf Island        Subchapter S                   Dolphin         Pro Forma   Balance Sheet,
                                 Fabrication Inc.     Corporation to  Pro Forma Combined Historical Acquisition As Adjusted
                                    Historical       C Corporation    Balance     Balance Sheet     Adjustments for Dolphin
                                  Balance Sheet         (Note 1)       Sheet         (Note 2)         (Note 2)  Acquisition
                                  ______________   _________________ ___________ __________________ ___________ ______________
ASSETS
________
Current assets:
         Cash                        $  1,357         $       -       $   1,357       $    83           $  -      $   1,440
         Contracts receivable, net     11,674                 -          11,674         4,513              -         16,187
         Contract retainage             1,806                 -           1,806           193              -          1,999
         Other receivables                  -                 -               -           616              -            616
         Costs and estimated
          earnings in excess
          of billings on
          uncompleted contracts         1,306                 -           1,306            55              -          1,361
         Prepaid expenses                 500                 -             500            53              -            553
         Inventory                      1,113                 -           1,113           767             26(a)       1,906
                                    ____________     ______________   ____________   ____________      __________  __________

             Total current assets      17,756                 -          17,756         6,280             26         24,062

         Property, plant and
            equipment, net             17,735                 -          17,735         3,172            385(a)      21,292
         Other assets                     418                 -             418           254              -            672
                                    ____________     ______________   ____________   ____________      __________  __________
                                   $   35,909           $     -       $  35,909       $ 9,706          $ 411       $ 46,026
                                    ============     ==============   ============   ============      ==========  ==========

                                   GULF ISLAND FABRICATIONS, INC.
                           PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)
                                        DECEMBER 31, 1996
                                          (in thousands)


                                                  Pro Forma Adjustments
                                                  For conversion from                                            Pro Forma
                                  Gulf Island        Subchapter S                   Dolphin         Pro Forma   Balance Sheet,
                                 Fabrication Inc.     Corporation to  Pro Forma Combined Historical Acquisition As Adjusted
                                    Historical       C Corporation    Balance     Balance Sheet     Adjustments for Dolphin
                                  Balance Sheet         (Note 1)       Sheet         (Note 2)         (Note 2)  Acquisition
                                  ______________   _________________ ___________ __________________ ___________ ______________

LIABILITIES AND SHAREHOLDERS  EQUITY
Current liabilities:
  Accounts payable                    $1,081           $     -        $    1,081    $    1,455        $    -        $2,536
  Billings in excess of costs and
    estimated earnings on
    uncompleted contracts              2,204                 -             2,204           488             -         2,692
 Accrued employee costs                1,903                 -             1,903           562             -         2,465
 Accrued expenses                      1,036                 -             1,036           151             -         1,187
 Other liabilities                         -                 -                -             92             -            92
 Current portion of notes payable        530                 -               530           206             -           736
 Income taxes payable                      -                 -                -            453             -           453
 Notes payable - distribution
    to shareholders                        -            13,158(b)         13,158             -             -        13,158
                                    _____________     _____________     ___________   ___________    ____________  _________

        Total current liabilities      6,754            13,158            19,912         3,407             -        23,319

Deferred income taxes                      -             1,100(a)          1,100           301           157(a)      1,558
Notes payable, less current portion    5,657                 -             5,657           366         5,886(b)     11,909
                                    _____________     _____________     ___________   ___________    ____________  _________
        Total liabilities             12,411            14,258            26,669         4,074         6,043        36,786

Shareholders  equity:
  Gulf Island Fabrication, Inc.
    - Common stock                     1,000                 -             1,000             -             -         1,000
  Dolphin entities - Common stock          -                 -                 -           479          (479)(c)         -
  Dolphin treasury stock, at cost          -                 -                 -          (303)          303 (c)         -
  Additional paid-in capital           6,670                 -             6,670             -             -         6,670
  Retained earnings                   15,828           (14,258)(b)         1,570         5,456        (5,456)(c)     1,570
                                    _____________     _____________     ___________   ___________    ____________  _________
  Total shareholders  equity          23,498           (14,258)            9,240         5,632        (5,632)        9,240
                                    _____________     _____________     ___________   ___________    ____________  _________
        Total liabilities and
          shareholders equity    $    35,909           $     -          $ 35,909       $ 9,706        $  411       $46,026
                                    =============     =============     ===========   ===========    ============  =========

                    GULF ISLAND FABRICATION, INC.
             PRO FORMA COMBINED STATEMENT OF INCOME (UNAUDITED)
                      YEAR ENDED DECEMBER 31, 1996
                 (in thousands except share and per share data)


                                                                                 Pro Forma
                                    Gulf Island                             _______________________
                                   Fabrication Inc.         Dolphin           Acquisition
                                      Historical       Combined Historical   Adjustments
                                  Statement of Income  Statement of Income    (Note 1)      Combined
                                  ___________________  ____________________ _____________ ____________
       Revenue                        $    79,004         $   26,802         $(2,799)(d)    $103,007

       Cost of revenue                     68,673             22,950          (2,770)(b)(d)   88,853
                                     ______________      _____________       _________      __________

       Gross profit                        10,331              3,852             (29)         14,154

       General and administrative
           expense                          2,161              1,642               -           3,803
                                     ______________      _____________       _________      __________
       Operating income                     8,170              2,210             (29)         10,351
                                     ______________      _____________       _________      __________
       Other expense:
        Net interest expense                  384                  4              511(a)         899
        Non-recurring compensation
          charge                              500                  -                -            500
                                     ______________      _____________       _________      __________
                                              884                  4              511          1,399

       Income before income taxes           7,286              2,206             (540)         8,952
       Provision for income taxes               -               (822)             203(c)        (619)
                                     ______________      _____________       _________      __________
       Net income                      $    7,286          $   1,384          $  (337)       $ 8,333
                                     ==============      =============       =========      ==========

       Additional pro forma data
          (Note 2):
        Net income reported above      $    7,286                                            $ 8,333
                                       ===========                                          ==========
        Pro forma provision for
          income taxes related to
          operations as S Corporation      (2,934)                                              (2,934)
                                       ____________                                          __________

        Pro forma net income           $    4,352                                              $ 5,399
                                       ============                                          ==========

       Pro forma per share data
          (Note 3):
        Weighted average shares
          outstanding                                                                        3,500,000
                                                                                             ==========
        Pro forma net income per share                                                         $  1.54
                                                                                               ========
        Supplemental pro forma
          net income per
          share (using 4,885,024
          shares outstanding)                                                                   $ 1.17
                                                                                                =======

                     GULF ISLAND FABRICATION, INC.

         NOTES TO PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)


NOTE 1

The Company has operated as an S Corporation since 1989. Shortly before closing of the contemplated public offering, the Company's shareholders will elect to terminate the Company's status as an S Corporation and the Company will thereafter be subject to federal and state income taxation as a C Corporation. In connection with the S Corporation termination, the Company will distribute to its shareholders previously undistributed S Corporation tax basis earnings.

Pro forma adjustments to record the assumed S Corporation termination and distribution of previously undistributed earnings reflect:

(a)Net deferred income tax liability at December 31, 1996 resulting from change to a C Corporation from an S Corporation is comprised of the following:

   Differences between book and tax bases
      of property and equipment                              $1,420,000

   Accrual for workers' compensation                           (150,000)
   Accrual for health insurance                                (159,000)
   Other differences                                            (11,000)
                                                            ____________
                                                             $1,100,000
                                                            ============

The deferred tax liability that will be recorded as a charge to income in the second quarter of 1997 will be calculated based on the book and tax differences on the date of termination of S Corporation status.

(b)Accrual of dividend to shareholders of undistributed S Corporation tax basis earnings at December 31, 1996. The pro forma balance sheet does not give effect to distributions that may be paid for S Corporation earnings subsequent to December 31, 1996. The remaining retained earnings of the Company at December 31, 1996 of $1,570,000 represent primarily C Corporation earnings prior to the Company becoming an S Corporation in 1989.

NOTE 2

Effective January 2, 1997, the Company acquired all of the outstanding shares of Dolphin Services, Inc., Dolphin Steel Sales, Inc. and Dolphin Sales and Rentals, Inc. for a cash purchase price of $5,886,083, (the "Dolphin Acquisition") including $55,000 of direct expenses, which exceeds the book value of assets acquired and liabilities acquired by $255,000. The purchase price was allocated to acquired assets and liabilities based on estimated fair values.

Pro forma adjustments to record the Dolphin Acquisition under the purchase method of accounting reflect:

(a)Allocation of purchase price based on estimated fair values of assets acquired and liabilities assumed.

(b)Borrowings under Company's line of credit to acquire shares of Dolphin Services.

(c)Elimination of shareholders' equity accounts of Dolphin Services.

                     GULF ISLAND FABRICATION, INC.


      NOTES TO PRO FORMA COMBINED STATEMENT OF INCOME (UNAUDITED)

NOTE 1

Pro forma adjustments to record the Dolphin Acquisition reflect:

(a)Interest charges on additional borrowings of $5,886,083 at an estimated average interest rate of 8.69%.

(b)Additional depreciation of property, plant and equipment using the straight-line method over estimated useful lives of 3 to 5 years for machinery and equipment and 30 years for buildings.

(c)Tax benefit related to interest and additional depreciation charges.

(d)Elimination  of intercompany sales between the  Company  and  Dolphin
   Services.

NOTE 2

Additional pro forma data includes a pro forma adjustment to reflect the provision for income taxes assuming the Company had operated as a C Corporation.

NOTE 3

Pro forma per share data has been computed as follows:

- Weighted average shares outstanding gives retroactive effect to the recapitalization that was authorized on February 14, 1997 whereby 1,000,000 shares of outstanding common stock were exchanged for 3,500,000 shares of common stock.

-  Pro forma net income per  share  is  calculated  by  dividing the pro
   forma  net  income  ($5,399,000)  by   the  weighted  average  shares
   outstanding (3,500,000).

- Supplemental pro forma net income per share is calculated by dividing the pro forma net income, increased by the interest expense, net of tax, on the debt incurred to acquire Dolphin Services, by the 3,500,000 weighted average shares outstanding, as increased to reflect sufficient additional shares to retire the debt incurred to acquire Dolphin Services (428,079 shares) and to pay the distributions to shareholders (956,945 shares). All such additional shares are based on an assumed offering price of $15 per share, net of offering expenses.

                   REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of Gulf Island Fabrication, Inc.

In our opinion, the accompanying balance sheet and the related statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Gulf Island Fabrication, Inc. (the "Company") at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE  WATERHOUSE LLP

New Orleans, Louisiana
January 23, 1997, except for
the third paragraph of Note 1 and
the second paragraph of Note 9
which are as of February 13, 1997,
and the third paragraph of Note
9 which is as of February 14, 1997

                       GULF ISLAND FABRICATION, INC.

                              BALANCE SHEET

                                                          December 31,
                                          _________________________________________
                                                                      Pro Forma
                                                                     ____________
                                                                     1996 (Note 2)
                                               1995        1996      (unaudited)
                                          ____________  ___________ _______________
ASSETS
Current assets:
  Cash                                    $ 2,083,809   $ 1,357,232    $  1,357,232
  Contracts receivable, net                10,877,491    11,673,883      11,673,883
  Contract retainage                        2,064,565     1,806,211       1,806,211
  Costs and estimated earnings in
    excess of billings
    on uncompleted contracts                  505,096     1,306,341       1,306,341
  Prepaid expenses                            541,722       499,782         499,782
  Inventory                                   440,645     1,112,913       1,112,913
                                          _____________ ______________  ____________
               Total current assets        16,513,328    17,756,362      17,756,362

Property, plant and equipment, net         13,482,529    17,734,642      17,734,642

Other assets                                  417,760       417,760         417,760
                                          _____________ ______________  ____________
                                          $30,413,617   $35,908,764     $35,908,764
                                          ============= ==============  ============
LIABILITIES AND SHAREHOLDERS  EQUITY
Current liabilities:
Accounts payable                          $ 2,162,127   $ 1,080,567 $     1,080,567
Billings in excess of costs and
 estimated earnings on uncompleted
 contracts                                  2,509,877     2,204,482       2,204,482
Accrued employee costs                      1,267,013     1,903,114       1,903,114
Accrued expenses                              526,553     1,036,305       1,036,305
Current portion of notes payable              433,502       529,752         529,752
Notes payable - distribution to shareholders        -             -      13,158,000
                                          _____________  _____________ _____________
                 Total current liabilities  6,899,072     6,754,220      19,912,220

Deferred income taxes                               -             -       1,100,000
Notes payable, less current portion         5,111,900     5,657,142       5,657,142
                                          _____________ _____________  _____________

                       Total liabilities   12,010,972    12,411,362      26,669,362
                                          ______________ _____________ _____________
Commitments and contingent liabilities
  (Note 10)

Shareholders  equity (Note 9):
Common stock, no par value, 20,000,000 shares
  authorized, 3,500,000 shares issued and
   outstanding                              1,000,000     1,000,000       1,000,000
Additional paid-in capital                  6,170,000     6,670,000       6,670,000
Retained earnings                          11,232,645    15,827,402       1,569,402
                                         ______________ _____________  _____________

               Total shareholders  equity  18,402,645    23,497,402       9,239,402
                                         ______________ _____________  _____________

                                          $30,413,617   $35,908,764     $35,908,764
                                         ============== =============  =============

              See accompanying notes to financial statements.

                       GULF ISLAND FABRICATION, INC.

                           STATEMENT OF INCOME


                                            Year ended December 31,
                                   ____________________________________________
                                      1994               1995          1996

Revenue                            $60,983,704      $63,778,740     $79,004,536

Cost of revenue                     57,519,192       60,033,442      68,672,909
                                    ___________     ____________    ___________
Gross profit                         3,464,512        3,745,298      10,331,627

General and administrative expense   1,567,097        1,730,059       2,161,348
                                    ___________     ____________    ___________

Operating income                     1,897,415        2,015,239       8,170,279
                                    ___________     _____________   ___________
Other expense:
         Net interest expense          327,780          429,981         383,814
         Non-recurring compensation
           charge                            -                -         500,000
                                    ___________     _____________   ___________

                                        327,780         429,981         883,814
                                    ___________     _____________   ___________
Net income                           $1,569,635       $ 1,585,258   $ 7,286,465
                                    ===========     =============   ===========
Unaudited pro forma data (Note 2):
         Net income, reported above  $1,569,635       $ 1,585,258   $ 7,286,465
         Pro forma provision for
          income taxes related to
          operations as S Corporation   594,000           602,000     2,934,000
                                    ____________    ______________   __________
         Pro forma net income        $  975,635       $   983,258   $ 4,352,465
                                    ============    ==============   ==========
Unaudited pro forma per share data (Note 2):
         Weighted average share outstanding                           3,500,000
                                                                      =========
         Pro forma net income per share                              $     1.24
                                                                      =========
         Supplemental pro forma net income per share                 $      .98
                                                                      =========
              See accompanying notes to financial statements.

                       GULF ISLAND FABRICATION, INC.

              STATEMENT OF CHANGES IN SHAREHOLDERS  EQUITY

                                     Common Stock                  Additional
                                  ________________________           Paid-in         Retained
                                   Shares          Amount            Capital         Earnings             Total
                                  __________     _________         __________      ___________        ___________
Balance at December 31, 1993      3,500,000     $ 1,000,000       $ 6,170,000     $    13,612,089     $20,782,089
Dividends paid                        --              --                --             (5,100,666)     (5,100,666)
Net income                            --              --                --              1,569,635       1,569,635
                               ______________ _______________   _______________   _________________  ______________


Balance at December 31, 1994      3,500,000       1,000,000         6,170,000          10,081,058      17,251,058
Dividends paid                        --              --                --               (433,671)       (433,671)
Net income                            --              --                --              1,585,258       1,585,258
                               ______________ _______________   _______________   __________________  ______________
Balance at December 31, 1995      3,500,000       1,000,000         6,170,000          11,232,645      18,402,645
Dividends paid                        --              --                --             (2,691,708)     (2,691,708)
Non-recurring compensation
 charge (Note 9)                      --              --              500,000               --            500,000
Net income                            --              --                --              7,286,465       7,286,465
                               ______________ _______________   _______________   __________________  ______________

Balance at December 31, 1996      3,500,000      $ 1,000,000       $6,670,000        $ 15,827,402     $23,497,402
                               ============== ===============   ===============   ==================  ==============

              See accompanying notes to financial statements.

                      GULF ISLAND FABRICATION, INC.
                         STATEMENT OF CASH FLOWS


                                                         Year Ended December 31,
                                                     _____________________________________

                                                        1994         1995         1996
                                                     ___________  ___________  ___________
Cash flows from operating activities:
         Cash received from customers                $62,702,694  $60,262,661  $ 78,208,144
         Cash paid to suppliers and employees        (59,069,196) (57,491,434)  (70,631,705)
         Interest paid                                  (228,018)    (447,364)     (414,963)
                                                    _____________ ____________ ______________

            Net cash provided by
              operating activities                     3,405,480    2,323,863      7,161,476
                                                    _____________ ____________ ______________
Cash flows from investing activities:
         Capital expenditures, net                      (675,571)    (991,714)    (5,837,837)
                                                    _____________  ____________ ______________
Cash flows from financing activities:
         Proceeds from issuance of notes payable      20,877,844    21,595,186    24,353,157
         Principal payments on notes payable         (18,825,455)  (20,526,383)  (23,711,665)
         Dividends paid                               (5,100,666)     (433,671)   (2,691,708)
                                                    _____________  ____________ ______________
            Net cash provided by (used in)
               financing activities                   (3,048,277)      635,132    (2,050,216)
                                                    _____________  ____________ ______________
Net increase (decrease) in cash                         (318,368)    1,967,281      (726,577)

Cash at beginning of year                                434,896       116,528     2,083,809
                                                    _____________ ____________ ______________
Cash at end of year                                    $ 116,528   $ 2,083,809  $  1,357,232
                                                    ============= ============ ==============
Supplemental cash flow information:
                                                              Year Ended December 31,
                                                    _________________________________________
                                                          1994         1995           1996
                                                      ___________   ____________   __________
Reconciliation of net income to net cash provided by
         operating activities:
          Net income                                  $1,569,635     $1,585,258    $7,286,465
          Adjustments to reconcile net income
           to net cash provided by operating
           activities:
            Depreciation                               1,369,767      1,381,935     1,585,723
            Non-recurring non-cash
             compensation charge                              -              -        500,000
            (Increase) decrease in contracts
             receivable                                1,937,978     (3,516,079)     (796,391)
            (Increase) decrease in contract
             retainage                                  (506,962)    (1,302,499)      258,354
            (Increase) decrease in costs and estimated
              earnings in excess of billings on
              uncompleted contracts                    1,125,284      1,572,933      (801,245)
            (Increase) decrease in prepaid expenses
              and other assets                            (9,629)        74,495      (630,328)
            Increase (decrease) in accounts payable   (1,077,013)       933,458    (1,081,560)
            Increase (decrease) in accrued expenses
              and employee costs                        (847,702)       422,885     1,145,853
            Increase (decrease) in billings in
              excess of costs and estimated earnings
              on uncompleted contracts                  (155,878)     1,171,477      (305,395)
                                                     ______________  _____________ _____________

                 Net cash provided by
                   operating activities              $  3,405,480     $2,323,863    $7,161,476
                                                     ==============  ============= =============
See accompanying notes to financial statements.

                        GULF ISLAND FABRICATION, INC.

                   NOTES TO THE FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Gulf Island Fabrication, Inc. (the "Company"), located in Houma, Louisiana, is engaged in the fabrication and refurbishment of offshore oil and gas platforms for oil and gas industry companies. The Company's principal markets are concentrated in the offshore regions of the coast of the Gulf of Mexico.

On January 2, 1997, the Company acquired all outstanding shares of Dolphin Services, Inc., Dolphin Steel Sales Inc. and Dolphin Sales and Rentals Inc. (collectively, "Dolphin Services") for $5,886,083. Dolphin Services performs fabrication, sandblasting, painting and construction for offshore oil and gas platforms in inland and offshore regions of the coast of the Gulf of Mexico. (See Note 3.)

On February 13, 1997, the Board of Directors approved the filing of an initial registration statement on Form S-1 with the Securities and Exchange commission to register and sell 2,000,000 shares of common stock. Shortly before the closing of the offering, the Company's current shareholders will elect to terminate its status as an S Corporation and will become subject to federal and state income taxes thereafter. (See Note 2.)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Inventory

Inventory consists of materials and production supplies and is stated at the lower of cost or market determined on the first-in, first-out basis.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets, which range from 3 to 25 years. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

Revenue Recognition

Revenue from fixed-price and cost-plus construction contracts is recognized on the percentage-of-completion method, computed by the efforts-expended method which measures percentage of labor hours incurred to date as compared to estimated total labor hours for each contract.

Contract costs include all direct material, labor and subcontract costs and those indirect costs related to contract performance, such as indirect labor, supplies and tools. Also included in contract costs are a portion of those indirect contract costs related to plant capacity, such as depreciation, insurance and repairs and maintenance. These indirect costs are allocated to jobs based on actual direct labor hours incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

                GULF ISLAND FABRICATION, INC.

The asset caption entitled "costs and estimated earnings in excess of billings on uncompleted contracts," represents revenue recognized in excess of the amounts billed. The liability caption entitled "billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenue recognized.

Income Taxes

The Company's shareholders have elected to have the Company taxed as an S Corporation for federal and state income tax purposes whereby shareholders are liable for individual federal and state income taxes on their allocated portions of the Company's taxable income. Accordingly, the historical financial statements do not include any provision for income taxes.

Shortly before the closing of the public offering, the Company's shareholders will elect to terminate the Company's status as an S Corporation, and the Company will become subject to federal and state income taxes. This will result in the establishment of a net deferred tax liability calculated at applicable federal and state income tax rates. (See Note 2.)

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments at December 31, 1996, including cash, contracts receivable, and notes payable, closely approximates fair value.

Basis for Cash Flows

For purposes of the statement of cash flows, the Company includes cash on hand and cash in banks.

NOTE 2 - TERMINATION OF S CORPORATION STATUS (UNAUDITED)

Shortly before the closing of the offering (Note 1), the Company's shareholders will elect to terminate the Company's status as an S Corporation and the Company will become subject to federal and state income taxes. Prior to its termination as an S Corporation, the Company intends to declare a distribution to its current shareholders representing substantially all of the Company's remaining undistributed S Corporation earnings through such date.

The pro forma balance sheet of the Company as of December 31, 1996 reflects a deferred income tax liability of $1,100,000 resulting from the assumed termination of the S Corporation status and an accrual of $13,158,000 for distribution of S Corporation undistributed tax basis earnings at that date. The pro forma balance sheet does not give effect to distributions that might be paid from S Corporation earnings generated subsequent to December 31, 1996. The amount of the Company's retained earnings that is not reclassified represents primarily the C Corporation earnings prior to the Company's election of subchapter S Corporation status in 1989.

Pro forma net income per share consists of the Company's historical income as an S Corporation, adjusted for income taxes that would have been recorded had the Company operated as a C Corporation. This amount is divided by the weighted average shares of common stock outstanding after giving retroactive effect to the stock split described in Note 9.

Supplemental pro forma net income per share of $.98 assumes the issuance of 956,945 additional shares to repay borrowings incurred in connection with the distribution to shareholders. These additional shares are assumed to have been issued at the net offering price.

                   GULF ISLAND FABRICATION, INC.

NOTE 3 - ACQUISITION OF DOLPHIN SERVICES

On January 2, 1997, the Company acquired all outstanding shares of Dolphin Services, Inc., Dolphin Steel Sales Inc., and Dolphin Sales and Rentals Inc. for $5,886,083 (the "Dolphin Acquisition"), which includes $55,000 of direct acquisition costs. The purchase price exceeded book value of the assets and liabilities acquired by $255,000. The acquisition was financed by borrowings under the Company's line of credit and will be accounted for under the purchase method of accounting subsequent to January 2, 1997.

The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Dolphin Services as if the acquisition had occurred on January 1, 1996. Pro forma adjustments include (1) elimination of intercompany sales between the Company and Dolphin Services, (2) adjustments for the increase in interest expense on acquisition debt, (3) additional depreciation on property, plant and equipment and (4) related tax effects. The effects of termination of the S corporation status (Note 2) are excluded.

                                           Year ended
                                       December 31, 1996
                                       __________________

               Revenue                    $103,007,964
               Net income                    8,332,880
               Net income per share               2.38

NOTE 4 - CONTRACTS RECEIVABLE

Amounts due on contracts as of December 31, are as follows:


                                                     1995            1996
                                                   ___________    ___________

Completed contracts                                 $ 763,617     $ 2,993,275
Contracts in progress:
  Current                                          10,118,194       8,684,928
  Retainage due within one year                     2,064,565       1,806,211
Less:  Allowance for doubtful accounts                 (4,320)         (4,320)
                                                   ____________   ____________

                                                    $12,942,056   $13,480,094
                                                   =============  ============

The portion of the retainage due in excess of one year is not significant.

                      GULF ISLAND FABRICATION, INC.

NOTE 5 - COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

Information with respect to uncompleted contracts as of December 31, is as follows:

                                                      1995          1996
                                                  ___________   ___________

Costs incurred on uncompleted contracts           $31,469,005   $23,419,376
Estimated profit earned to date                     3,981,149     2,296,505
                                                  ___________   ___________
                                                   35,450,154    25,715,881
Less:  Billings to date                           (37,454,935)  (26,614,022)
                                                  ____________  ____________
                                                  $(2,004,781)  $  (898,141)
                                                  ============  ============

The above amounts are included in the accompanying
  balance sheet under the following captions:
    Costs and estimated earnings in excess of
     billings on uncompleted contracts            $   505,096   $ 1,306,341
    Billings in excess of costs and estimated
     earnings on uncompleted contracts             (2,509,877)   (2,204,482)
                                                  _____________ _____________

                                                  $(2,004,781)  $  (898,141)
                                                  ============= =============

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31:

                                                       1995           1996
                                                     __________   __________

  Land                                               $2,123,447   $ 2,123,447
  Buildings                                           5,143,537     5,159,744
  Machinery and equipment                             7,332,982    10,813,566
  Improvements                                        7,100,252     9,385,147
  Furniture and fixtures                                397,773       425,991
  Transportation equipment                              403,879       404,286
  Construction in progress                              152,742       127,651
                                                     ___________   ___________
                                                     22,654,612    28,439,832

  Less:  Accumulated depreciation                    (9,172,083)  (10,705,190)
                                                     ___________  ____________
                                                     $13,482,529  $17,734,642
                                                     ===========  ============

The Company leases certain equipment used in the normal course of its operations under month-to-month lease agreements cancelable only by the Company. During 1994, 1995 and 1996, the Company expensed $2,800,000, $3,000,000 and $2,801,000, respectively, related to these leases.

                        GULF ISLAND FABRICATION, INC.

NOTE 7 - LINES OF CREDIT AND NOTES PAYABLE

Lines of credit consist of the following at December 31:

                                                        1995         1996
                                                      ____________ ___________
Revolving credit agreement with two banks
aggregating $12,000,000 available through
December 31, 1998.  Interest at prime rate or
LIBOR plus 2% (9% and 8.25% at December
31, 1995 and 1996), payable quarterly.  A fee
on unused commitment of three-eighths of one
percent per annum is payable quarterly.                $5,100,000  $3,800,000

Non-revolving line of credit with two banks
aggregating $10,000,000.  Principal payable
quarterly commencing June 30, 1997; interest at
prime rate or LIBOR plus 2% (8.25% at December
31, 1996) payable quarterly.                                  -     2,000,000

Other notes payable                                       445,402     386,894
                                                     ____________  ___________
                                                        5,545,402   6,186,894

Less current portion                                      433,502     529,752
                                                     ____________  ___________
                                                       $5,111,900  $5,657,142
                                                     ============  ===========

On January 2, 1997, the amount available under the non-revolving line of credit was increased to $15,000,000, and amounts outstanding at June 30, 1997 will automatically convert to a term loan due June 30, 2004. All other provisions remain the same. The revolving credit agreement and the non-revolving line of credit are secured by substantially all of the fixed assets of the Company. The Company is required to maintain certain balance sheet and cash flow ratios, and there are certain dividend restrictions.

Aggregate maturities of long-term debt in the fiscal years subsequent to 1996 are as follows:

          1997                        $  529,752
          1998                         4,085,714
          1999                           285,714
          2000                           285,714
          2001                           285,714
          Thereafter                     714,286
                                      ___________
                                      $6,186,894
                                      ===========

                     GULF ISLAND FABRICATION, INC.

NOTE 8 - RETIREMENT PLAN

The Company has a defined contribution plan (the Plan) for all employees that is qualified under Section 401(k) of the Internal Revenue Code. Contributions to the Plan by the Company are based on the participants' contributions, with an additional year end discretionary contribution determined by the Board of Directors. For the years ended December 31, 1994 and 1995, the Company contributed $347,900 and $239,200. In 1996, the Company contributed $542,000, including a discretionary contribution of $250,000. No discretionary contributions were made in 1994 or 1995. The Company pays expenses associated with the administration of the Plan.

NOTE 9 - SHAREHOLDERS' EQUITY

On December 1, 1996, the Company's principal shareholders sold 49,000 (1.4%) of their existing shares to officers and management employees at $7.14 per share (number of shares and per share prices adjusted for effect of stock split described in following paragraph). The per share price on that date was based on an independent appraisal that valued the Company as a privately held business. As a result of the initial public offering, the Company has determined that it should record a non-recurring, non-cash compensation charge of $500,000 for the year ended December 31, 1996 related to the 49,000 shares. This charge was based on the difference between the net offering price the Company expects to receive in the public offering and the net cash price recipients of the 49,000 shares expect to have paid. The net cash price to recipients of $3.57 per share represents the $7.14 per share price charged by the shareholders, less $3.76 per share of tax-free dividends that the recipients expect to receive as a result of the shareholder distributions described in Note 2, increased by the recipient's share of taxable income for the year of $.19 per share (in each case adjusted for the effect of the stock split described in the following paragraph). The compensation charge resulted in a corresponding increase to additional paid-in capital.

On February 13, 1997, the Board of Directors adopted a long-term incentive compensation plan under which options for 500,000 shares of common stock may be granted to officers and key employees. The exercise price for options may not be less than the fair market value of the common
stock on the date of grant.   Options for 106,500 shares were granted at
an exercise price which is to equal the initial public offering price.

On February 14, 1997, the shareholders enacted the following:

(a) Authorized a stock split whereby the 1,000,000 outstanding shares of no par value common stock were exchanged for 3,500,000 shares of common stock. This recapitalization is reflected retroactively in the accompanying financial statements and per share calculations.

(b) Authorized 5,000,000 shares of no par value preferred stock. There are no preferred shares issued or outstanding.

(c) Increased the authorized common shares from 10,000,000 shares to 20,000,000 shares.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has a commitment to purchase two cranes in 1997 for $4,303,000.

The Company is one of four defendants in a lawsuit in which the plaintiff claims that the Company improperly installed certain attachments to a jacket that it had fabricated for the plaintiff. The plaintiff, which has recovered most of its out-of-pocket losses from its own insurer, seeks to recover the remainder of its claimed out-of-pocket losses (approximately $1 million) and approximately $63 million for punitive damages and for economic losses which it alleges resulted from the delay in oil and gas production that was caused by these events. Management is vigorously defending its case and, after consultation with legal counsel, does not expect that the ultimate resolution of this matter will have a material adverse effect on the financial position or results of operations of the Company.

The Company is subject to other claims through the normal conduct of its business. While the outcome of such claims cannot be determined, management does not expect that resolution of these matters will have a material adverse effect on the financial position or results of operations of the Company.

                        GULF ISLAND FABRICATION, INC.

NOTE 11 - SALES TO MAJOR CUSTOMERS

The Company's customer base is primarily concentrated in the oil and gas industry. The Company is not dependent on any one customer, and the revenue earned from each customer varies from year to year based on the contracts awarded. Sales to customers comprising 10% or more of the Company's total revenue are summarized as follows:

                                  1994          1995          1996
                                 _______      ________     ________

      Customer A               $  8,008,840 $    -         $   -
      Customer B                 15,018,718  12,035,534        -
      Customer C                     -       13,230,058        -
      Customer D                     -           -          8,195,638
      Customer E                     -           -          9,378,628
      Customer F                     -           -         10,118,798

Total export sales to West Africa and Latin America were $15,935,213, $25,964,572 and $12,871,693 in 1994, 1995 and 1996, respectively.

                   REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of Dolphin Services, Inc., Dolphin Sales and Rentals, Inc.
  and Dolphin Steel Sales, Inc.

In our opinion, the accompanying combined balance sheet and the related combined statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Dolphin Services, Inc., Dolphin Sales and Rentals, Inc. and Dolphin Steel Sales, Inc. (the "Companies") at December 31, 1996, and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Companies' management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP

New Orleans, Louisiana
January 23, 1997

               DOLPHIN SERVICES, INC. DOLPHIN SALES AND RENTALS, INC.
                        AND DOLPHIN STEEL SALES, INC.

                         COMBINED BALANCE SHEET

                            DECEMBER 31, 1996

ASSETS

Current assets:
         Cash                                                 $82,842
         Contracts receivable, net of
          allowance for doubtful accounts of $65,856        4,659,266
         Contract retainage                                   193,045
         Other receivables                                    137,387
         Costs and estimated earnings in excess of
           billings on uncompleted contracts                   55,493
         Inventory                                            766,624
         Prepaid expenses and other current assets            385,290
                                                           ___________
                  Total current assets                      6,279,947

         Property and equipment, net                        3,171,823
         Other assets                                         254,282
                                                           ___________
                   Total assets                            $9,706,052
                                                           ===========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
         Accounts payable                                 $ 1,455,096
         Billings in excess of costs and
           estimated earnings on uncompleted contracts        488,357
         Accrued expenses                                     151,044
         Accrued employee costs                               561,608
         Income taxes payable                                 453,490
         Other liabilities                                     92,074
 Current portion of notes payable                             205,959
                                                           ___________
                       Total current liabilities            3,407,628

Notes payable, less current portion                           366,181
Deferred taxes                                                301,160
                                                           ___________
                       Total liabilities                    4,074,969
                                                           ___________
Commitments and contingent liabilities (Note 8)

Shareholders' equity:

         Dolphin Services, Inc.-
          Common stock, no par value,
           200,000 shares authorized,
           132,288 shares issued and
           111,898 outstanding
           (20,390 held in treasury)                          476,971
         Dolphin Sales and Rentals Inc.-
         Common stock, no par value, 10,000
          shares authorized, 1,000 shares issued
          and outstanding                                       1,000
         Dolphin Steel Sales Inc.-
         Common stock, no par value, 10,000
          shares authorized, 1,000 shares issued
          and outstanding                                       1,000
     Retained earnings                                      5,455,961
     Treasury stock, at cost                                 (303,849)
                                                           ___________

                  Total shareholders' equity                5,631,083
                                                           ____________
                                                           $9,706,052
                                                           ============
See accompanying notes to the financial statements.

            DOLPHIN SERVICES, INC., DOLPHIN SALES AND RENTALS, INC.
                       AND  DOLPHIN STEEL SALES, INC.


                COMBINED STATEMENT OF INCOME AND RETAINED EARNINGS

                      YEAR ENDED DECEMBER 31, 1996



Revenue                                                $26,801,965

Cost of revenue                                        $22,949,869
                                                       ____________

Gross profit                                             3,852,096

General and administrative expense                       1,641,519
                                                        ___________

Operating income                                         2,210,577

Interest expense                                             4,656
                                                        ___________
Income before income taxes                               2,205,921

Provision for income taxes                                 822,127
                                                        ___________
Net income                                               1,383,794

Retained earnings, beginning of year                     4,072,167
                                                        ___________
Retained earnings, end of year                         $ 5,455,961
                                                        ===========

               DOLPHIN SERVICES, INC., DOLPHIN SALES AND RENTALS, INC.
                       AND DOLPHIN STEEL SALES, INC.

                       COMBINED STATEMENT OF CASH FLOWS

                         YEAR ENDED DECEMBER 31, 1996

Cash flows from operating activities:
         Cash received from customers                 $ 25,574,686
         Cash paid to suppliers and employees          (24,002,725)
         Interest paid                                      (4,656)
                                                      ______________
             Net cash provided by operating activities   1,567,305
                                                      ______________
Cash flows from investing activities:
         Capital expenditures, net                        (883,844)
         Proceeds from sale of assets                       17,700
                                                      ______________
             Net cash used in investing activities        (866,144)
                                                      ______________
Cash flows from financing activities:
         Proceeds from issuance of notes payable           950,158
         Principal payments on notes payable            (1,465,905)
         Proceeds from issuance of common stock             46,969
         Purchase of treasury stock                       (271,451)
                                                       ______________
             Net cash used in financing activities        (740,229)
                                                       ______________
Net decrease in cash                                       (39,068)

Cash at beginning of year                                  121,910
                                                       ______________
Cash at end of year                                     $   82,842
                                                       ==============
Supplemental Cash Flow Information:

Net income                                              $1,383,794
Adjustments to reconcile net income to net cash
 provided by operating activities:
         Depreciation                                      427,459
         Increase  in contracts receivable              (1,788,344)
         Decrease in contract retainage                    412,069
         Loss on sale of assets                              3,599
         Increase in other receivables                    (137,387)
         Increase in costs and estimated earnings in
          excess of billings on uncompleted contracts      (55,493)
         Increase in inventory                             (11,850)
         Decrease in prepaid expenses and other
          current assets                                   123,684
         Decrease in other assets                          202,371
         Increase in accounts payable                      462,579
         Decrease in billings in excess of costs and
           estimated earnings on uncompleted contracts     (41,926)
         Increase in accrued expenses                      104,032
         Increase in accrued employee costs                  7,830
         Increase in income taxes payable                  406,077
         Increase in other liabilities                       8,317
         Increase in deferred taxes                         60,494
                                                        _____________
               Net cash provided by
                 operating activities                    $1,567,305
                                                        =============

         DOLPHIN SERVICES, INC. DOLPHIN SALES AND RENTALS, INC.
                     AND DOLPHIN STEEL SALES, INC.

               NOTES TO THE COMBINED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Companies and Principles of Combination

The financial statements of Dolphin Services, Inc., Dolphin Sales and Rentals, Inc., and Dolphin Steel Sales, Inc. (the "Companies") are combined, as each company is substantially owned by identical shareholders. Intercompany accounts and transactions are eliminated in the combination.

Dolphin Services, Inc. ("Services"), located in Houma, Louisiana, performs offshore and inshore fabrication and other construction services for the oil and gas industry. Services' principal markets are concentrated on the inland and offshore regions of the coast of the Gulf of Mexico. Dolphin Sales and Rentals, Inc. owns the land and building leased by Services. There is no other activity for this Company. Dolphin Steel Sales, Inc. sells steel plates to Services and third parties.

For the year ended December 31, 1996, the Companies were owned by various management personnel and other investors. Effective January 2, 1997, all outstanding shares of common stock were sold to Gulf Island Fabrication, Inc. ("Gulf Island").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventory

Inventory consists of materials and production supplies not held for resale, valued at $356,775, and steel inventory held for resale, valued at $409,849. All inventory is stated at the lower of cost or market determined on the first-in, first-out basis.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation of assets is computed by the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed by the straight-line method over the shorter of the useful life of the asset or the life of the lease. Useful lives range from 30 years for buildings; 10 to 20 years for machinery and equipment; 5 years for furniture and fixtures; 3 to 5 years for vehicles; 10 years for leasehold improvements and 5 years for other equipment. As the Companies have not had any construction projects of significant duration, no interest costs have been capitalized; however, certain labor and other direct construction costs have been capitalized as part of the assets.

Assets retired or otherwise disposed of are removed from the accounts along with any related depreciation and amortization, and the resultant gain or loss is reflected in income. Maintenance and repairs are charged to expense as incurred.

             DOLPHIN SERVICES, INC., DOLPHIN SALES AND RENTALS, INC.
                       AND DOLPHIN STEEL SALES, INC.

                NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)


Revenue Recognition

Revenue from fixed-price and time and materials construction contracts is recognized on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies and tools. Also included in contract costs are a portion of those indirect contract costs related to plant capacity, such as depreciation, insurance and repairs and maintenance. These indirect costs are allocated to jobs based on actual direct labor hours incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

The asset caption entitled "costs and estimated earnings in excess of billings on uncompleted contracts" represents revenue recognized in excess of amounts billed. The liability caption "billings in excess of cost and estimated earnings on uncompleted contracts" represents amounts billed in excess of revenue recognized.

Income Taxes

The Companies provide for taxes on the basis of items included in the determination of income for financial reporting purposes regardless of the period when such items are reported for tax purposes. Accordingly, the Companies record deferred tax liabilities and assets for future tax consequences of events that have been recognized in different periods for financial and tax purposes.

Immediately prior to the sale of the outstanding stock of the Companies to Gulf Island on January 2, 1997, the Companies' shareholders elected to change the Companies' statuses from C Corporations to S Corporations for federal and state income tax purposes, which is consistent with the S Corporation status under which Gulf Island has operated. Accordingly, the shareholders will become liable for all future individual federal and state income taxes on the allocated portions of the Companies' taxable income.

Fair Value of Financial Instruments

The carrying amount of the Companies' financial instruments at December 31, 1996 including cash, contracts receivable, and notes payable, closely approximates fair value.

Basis for Cash Flows

For purposes of the combined statement of cash flows, the Companies include cash on hand and cash in banks.

              DOLPHIN SERVICES, INC., DOLPHIN SALES AND RENTALS, INC.
                            AND DOLPHIN STEEL SALES, INC.

            NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)


NOTE 2 - CONTRACTS RECEIVABLE

Amounts due on contracts as of December 31, 1996 are as follows:

Completed contracts                               $ 2,957,585
Contracts in progress:
  Current                                           1,767,537
  Retainage due within one year                       193,045
  Less:  Allowance for doubtful accounts              (65,856)
                                                   ____________
                                                  $  4,852,311
                                                   ============

NOTE 3 - COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

Information with respect to uncompleted contracts as of December 31, 1996 is as follows:

Costs incurred on uncompleted contracts            $ 2,616,465
Estimated profit earned to date                        166,708
                                                   ____________
                                                   $ 2,783,173
Less:  Billings to date                             (3,216,037)
                                                   ____________
                                                   $  (432,864)
                                                   ============
The above amounts are included in the
  accompanying balance sheet under
  the following captions:
    Costs and estimated earnings in excess of
     billings on uncompleted contracts             $    55,493
    Billings in excess of costs and estimated
     earnings on uncompleted contracts                (488,357)
                                                   ______________
                                                   $  (432,864)
                                                   ==============
NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following at December 31, 1996:

Land                                                $  332,216
Buildings and leasehold improvements                 1,197,895
Furniture and fixtures                                  46,751
Machinery and equipment                              4,536,423
Automotive equipment                                   662,049
Other                                                  123,551
                                                    ___________
                                                     6,898,885

Less:  Accumulated depreciation and amortization    (3,727,062)
                                                    ____________
                                                    $3,171,823
                                                    ============
Depreciation expense for 1996 totalled $427,459.

              DOLPHIN SERVICES, INC., DOLPHIN SALES AND RENTALS, INC.
                            AND DOLPHIN STEEL SALES, INC.

            NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)


NOTE 5 - NOTES PAYABLE AND LINE OF CREDIT

Notes payable  and  line of credit consists of the following at December
31, 1996:


Note payable to bank, interest at 8%; monthly principal
  installments of $9,047 plus interest through April 30,
  2001; secured by a 4100 Series Manitowoc crane          $ 474,834

Note payable to bank, interest at a prime rate plus 1%
    (9.25% at December 31, 1996); monthly principal
    installments of $4,500 plus interest through April
  30, 1997; secured by accounts receivable and
  inventory                                                   22,306

Revolving credit agreement with a bank, aggregating
  $1,500,000 through April 1997.  Interest at a prime
  rate (8.25% at December 31, 1996),  payable monthly;
  secured by and limited to certain qualifying accounts
  receivable                                                  75,000
                                                           ___________
    Total notes payable                                      572,140

Less current portion                                         205,959
                                                           ___________
Long-term notes payable                                    $ 366,181
                                                           ===========


Maturities of long-term notes payable and line of credit for years subsequent to 1996 are as follows:

       1997                                      $205,959
       1998                                       108,564
       1999                                       108,564
       2000                                       108,564
       2001                                        40,489
                                                 __________
                                                 $ 572,140
                                                 ==========


In connection with the purchase of the companies on January 2, 1997, Gulf Island paid all outstanding debt of the Companies in full.

              DOLPHIN SERVICES, INC., DOLPHIN SALES AND RENTALS, INC.
                            AND DOLPHIN STEEL SALES, INC.

            NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - INCOME TAXES

The components of the provision for income taxes for the year ended December 31, 1996 follow:

Current tax expense:
    Federal                                       $ 685,880
    State                                            75,753
                                                  __________
Total current tax expense                           761,633

Deferred tax expense                                 60,494
                                                  __________
Total provision for income taxes                  $ 822,127
                                                  ==========

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Companies' assets and liabilities. The Companies' temporary differences primarily relate to differences in depreciation for book and tax purposes and different methods for recognizing bad debts. The provision for income taxes is greater than the amount of income tax determined by applying the applicable federal rate to pre-tax income due to state income taxes.

NOTE 7 - RETIREMENT PLAN

Services has a qualified 401(k) profit sharing plan (the Plan) for employees. The Plan provides for a 50% match by Services for employee contributions of up to 6% of gross pay. Such employer contributions vest over a period of 6 years and totaled $73,852 in 1996. Services pays expenses associated with the administration of the Plan which totalled $5,214 in 1996.

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

From time to time, the Companies are parties to various legal proceedings arising in the ordinary course of business. The Companies are not currently party to any material litigation and is not aware of any litigation threatened against it that could have a material adverse effect on the financial statements or results of operations.

NOTE 9 - SALES TO MAJOR CUSTOMERS

Services' customer base is primarily concentrated in the oil and gas industry. Services is not dependent on any one customer, and the revenue earned from each customer varies from year to year based on the contracts awarded. Sales to customers comprising 10% or more of the Companies' total revenue in 1996 are summarized as follows:

            Customer A                      $4,469,607
            Customer B                      2,794,040

_______________________________________     ___________________________________

No  dealer,  salesperson  or  any other
person has been authorized to give  any
information     or    to    make    any
representations not  contained  in this
Prospectus in connection with the offer
contained  herein,  and,  if  given  or              2,000,000 Shares
made,      such      information     or
representations must not be relied upon
as  having  been  authorized   by   the
Company   or   any  Underwriter.   This
Prospectus does not constitute an offer                   [LOGO]
to sell or a solicitation  of  an offer
to  buy  the  shares  of  Common  Stock
offered   hereby   by   anyone  in  any
jurisdiction  in  which such  offer  or
solicitation is not  authorized,  or in
which  the person making such offer  or       Gulf Island Fabrication, Inc.
solicitation is not qualified to do so,
or to any person to whom it is unlawful
to make  such  solicitation  or  offer.
Neither the delivery of this Prospectus               Common Stock
nor  any  sale  made  hereunder  shall,
under   any  circumstances,  create  an
implication  that  there  has  been  no
change  in  the  affairs of the Company
since  the  date  hereof  or  that  the
information contained herein is correct
as of any time subsequent to its date.                _____________
           _________________
                                                        PROSPECTUS
                                                      ______________

           TABLE OF CONTENTS
                                   Page
Prospectus Summary.................
Risk Factors.......................          Morgan Keegan & Company, Inc.
Prior S Corporation Status.........
Use of Proceeds....................          Raymond James & Associates, Inc.
Dividend  Policy...................
Dilution...........................            Johnson Rice & Company L.L.C.
Capitalization.....................
Selected Financial and
 Operating Data....................
Management's Discussion
 and Analysis of Financial.........                __________________, 1997
Condition and Results of
 Operations........................
Business Management................
Principal Shareholders.............
Certain Transactions...............
Description of Capital Stock.......
Underwriting.......................
Shares Eligible for Future Sale....
Legal Matters......................
Experts............................
Other Information..................
Glossary of Certain Technical
 Terms.............................
Index to Consolidated Financial
 Statements........................ F-1
         ______________________


          Until _____________, 1997 (25
days   after   the   date    of    this
Prospectus),   all   dealers  effecting
transactions   in  the  Common   Stock,
whether  or not participating  in  this
distribution,   may   be   required  to
deliver  a  Prospectus.   This   is  in
addition   to  the  obligation  of  the
dealers to deliver  a  Prospectus  when
acting as Underwriters and with respect
to    their    unsold   allotments   or
subscriptions.
________________________________________   ____________________________________

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

         Estimated expenses payable in connection with the proposed sale of Common Stock covered hereby are as follows:

      SEC registration fee                        $   11,152
      NASD filing fee                                  4,180
      Printing expenses
      Legal fees and expenses
      Accounting fees and expenses
      Blue Sky fees and expenses
        (including counsel fees)
      Transfer agent fees and expenses
      Miscellaneous expenses
                                                  _____________
           Total expenses                         $


Item 14.    Indemnification of Directors and Officers.

      The Louisiana Business Corporation Law (the "LBCL"), Section 83,
(i) gives Louisiana corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers; (ii) subject to specific conditions and exclusions, gives a director or officer who successfully defends such an action the right to be so indemnified; and (iii) authorizes Louisiana corporations to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, authorization of shareholders or otherwise.

      The Company's By-laws make mandatory the indemnification of directors and officers permitted by the LBCL. The standard to be applied in evaluating any claim for indemnification (excluding claims for expenses incurred in connection with the successful defense of any proceeding or matter therein for which indemnification is mandatory without reference to any such standard) is whether the claimant acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company. With respect to any criminal action or proceeding, the standard is that the claimant had no reasonable cause to believe the conduct was unlawful. No indemnification is permitted in respect of any claim, issue or matter as to which a director or officer shall have been adjudged by a court of competent jurisdiction to be liable for willful or intentional misconduct or to have obtained an improper personal benefit, unless, and only to the extent that the court shall determine upon application that, in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

      The Company maintains liability policies to indemnify its officers and directors against loss arising from claims by reason of their legal liability for acts as officers and directors, subject to limitations and conditions to be set forth in the policies.

      The Underwriters have also agreed to indemnify the directors and certain of the Company's officers against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the
"Securities Act"), or to contribute to payments that such directors and officers may be required to make in respect thereof.

      Each of the Company's directors and executive officers has entered into an indemnity agreement with the Company, pursuant to which the Company has agreed under certain circumstances to purchase and maintain directors' and officers' liability insurance. The agreements also provide that the Company will indemnify the directors and executive officers against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director or executive officer by reason of his position as director or officer that are in excess of the coverage provided by any such insurance, provided that the director or officer meets certain standards of conduct. A form of indemnity agreement containing such standards of conduct is included as an exhibit to this Registration Statement. Under the indemnity agreements, the Company is not required to purchase and maintain directors' and officers' liability insurance if it is not reasonably available or, in the reasonable judgment of the Board of Directors, there is insufficient benefit to the Company from the insurance.

Item 15.    Recent Sales of Unregistered Securities

      None.

Item 16.    Exhibits and Financial Statement Schedules

      (a)   Exhibits

      1.1   Form of Underwriting Agreement.*

      2.1 Stock Purchase Agreement with respect to Dolphin Services, Inc. dated November 27, 1996.*

      2.2 Stock Purchase Agreement with respect to Dolphin Steel Sales, Inc., dated November 27, 1996.*

      2.3 Stock Purchase Agreement with respect to Dolphin Sales & Rentals, Inc. dated November 27, 1996.*

      3.1   Amended and Restated Articles of Incorporation of the
            Company.

      3.2   By-laws of the Company.

      4.1 See Exhibits 3.1 and 3.2 for provisions of the Company's Amended and Restated Articles of Incorporation and By-laws defining the rights of holders of Common Stock.

      4.2   Specimen Common Stock certificate.*

      5.1   Opinion of Jones, Walker, Waechter, Poitevent, Carrere &
            Denegre L.L.P.*

     10.1 Form of Indemnity Agreement by and between the Company and each of its directors and executive officers.

     10.2   Registration Rights Agreement between the Company and Alden
            J. Laborde.*

     10.3   Registration Rights Agreement between the Company and Huey
            J. Wilson.*

     10.4 Fifth Amended and Restated Revolving Credit and Term Loan Agreement among the Company and First National Bank of Commerce and Whitney National Bank, dated as of October 24, 1996 (the "Bank Credit Facility").*

     10.5 First Amendment to the Company's Bank Credit Facility, dated as of January 2, 1997.*

     10.6   The Company's Long-Term Incentive Plan.

     10.7 Form of Stock Option Agreement under the Company's Long-Term Incentive Plan.*

     21.1   Subsidiaries of the Company.

     23.1   Consent of Price Waterhouse LLP.

     23.2 Consent of Jones, Walker, Waechter, Poitevent, Carrere & Denegre L.L.P. (included in Exhibit 5.1).*

     24.1 Power of Attorney (included in the Signature Page to this Registration Statement).

     27.1   Financial Data Schedule.

      (b)   Financial Statements Schedule.

      Schedule II

      *To be filed by amendment.

Item 17.    Undertakings.

      The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houma, State of Louisiana, on February 13, 1997.

                                          GULF ISLAND FABRICATION, INC.


                                          By:   /s/ Kerry J. Chauvin
                                              ___________________________
                                                    Kerry J. Chauvin
                                           President and Chief Executive
                                                       Officer

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Alden J. Laborde and Kerry J. Chauvin, or either one of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature                        Title                     Date
       _________                        _____                     _____

/s/ Alden J. Laborde          Chairman of the Board          February 13, 1997
______________________
    Alden J. Laborde

/s/ Kerry J. Chauvin      President, Chief Executive Officer February 13, 1997
________________________  and Director  (Principal Executive
    Kerry J. Chauvin                Officer)


/s/ Joseph P. Gallagher,III Vice President - Finance, Chief February 13, 1997 ___________________________ Financial Officer, Security and
   Joseph P. Gallagher, III Treasurer (Principal Financial and
                                     Accounting Officer)

/s/ Gregory J. Cotter                   Director             February 13, 1997
_________________________
    Gregory J. Cotter

/s/ Thomas E. Fairley                   Director             February 13, 1997
_________________________
    Thomas E. Fairley


/s/ Hugh J. Kelly                       Director             February 13, 1997
_________________________
    Hugh J. Kelly

/s/ John P. Laborde                     Director             February 13, 1997
_________________________
    John P. Laborde

/s/ Huey J. Wilson                      Director             February 13, 1997
_________________________
    Huey J. Wilson



SCHEDULE II

                      VALUATION AND QUALIFYING ACCOUNTS
                 For the Three Years Ended December 31, 1996

=====================================================================================================
          Column A                  Column B            Column C            Column D       Column E
_____________________________________________________________________________________________________

                                                      Additions            Deductions
                                                 ______________________   ____________
                                     Balance at  Charged to    Charged                    Balance at
                                     Beginning    Costs and    to Order                     End of
           Description               of Period    Expenses     Accounts    (Write-Offs)     Period
_____________________________________________________________________________________________________

Year Ended December 31, 1994
  Allowance for doubtful accounts      $4,290        $   -       $    -       $     -      $  4,290

Year Ended December 31, 1995
  Allowance for doubtful accounts       4,290           30            -             -         4,320

Year Ended December 31, 1996
  Allowance for doubtful accounts       4,320            -            -             -         4,320

                                EXHIBIT INDEX

                                                          Sequentially
Exhibit                                                     Numbered
Number  Description of Exhibits                               Page
1.1     Form of Underwriting Agreement.*
2.1     Stock Purchase Agreement with respect to Dolphin
        Services, Inc. dated November 27, 1996.*
2.2     Stock Purchase Agreement with respect to Dolphin
        Steel Sales, Inc., dated November 27, 1996.*
2.3     Stock Purchase Agreement with respect to Dolphin
        Sales & Rentals, Inc. dated November 27, 1996.*
3.1     Amended and Restated Articles of Incorporation of
        the Company.
3.2     By-laws of the Company.
4.1     See Exhibits 3.1 and 3.2 for provisions of the
        Company's Amended and Restated Articles of
        Incorporation and By-laws defining the rights of
        holders of Common Stock.
4.2     Specimen Common Stock certificate.*
5.1     Opinion of Jones, Walker, Waechter, Poitevent,
        Carrere & Denegre, L.L.P.*
10.1    Form of Indemnity Agreement by and between the
        Company and each of its directors and executive
        officers.
10.2    Registration Rights Agreement between the Company
        and Alden J. Laborde.*
10.3    Registration Rights Agreement between the Company
        and Huey J. Wilson.*
10.4    Fifth Amended and Restated Revolving Credit and
        Term Loan Agreement among the Company and First
        National Bank of Commerce and Whitney National
        Bank, dated as of October 24, 1996 (the "Bank
        Credit Facility").*
10.5    First Amendment to the Company's Bank Credit
        Facility, dated as of January 2, 1997.*
10.6    The Company's Long-Term Incentive Plan.
10.7    Form of Stock Option Agreement under the
        Company's Long-Term Incentive Plan.*
21.1    Subsidiaries of the Company
23.1    Consent of Price Waterhouse LLP
23.2    Consent of Jones, Walker, Waechter, Poitevent,
        Carrere & Denegre, L.L.P. (included in Exhibit
        5.1).*
 24.1   Power of Attorney (included in the Signature Page
        to this Registration Statement).
27.1    Financial Data Schedule.
______________________

* To be filed by amendment.